SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

ITEM

1	Consolidated Financial Statements as of September 30, 2013 and Comparative Information

2

Consolidated Financial Statements as of September 30, 2013 and Comparative Information

CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013

AND COMPARATIVE INFORMATION

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

FISCAL YEAR NUMBER 37

BEGINNING ON JANUARY 1, 2013

CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVE INFORMATION

Principal business of the Company: exploration, development and production of oil, natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals, chemicals and non-fossil fuels, biofuels and their components; production of electric power from hydrocarbons; rendering telecommunications services, as well as the production, industrialization, processing, marketing, preparation services, transportation and storage of grains and its derivatives.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 14, 2010.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated (modified by Law 26,831).

Capital structure as of September 30, 2013

(expressed in Argentine pesos)

– Subscribed, paid-in and authorized for stock exchange listing	3,933,127,930	(1)

(1)	Represented by 393,312,793 shares of common stock, Argentine pesos 10 per value and 1 vote per share.

MIGUEL MATIAS GALUCCIO President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(amounts expressed in millions of Argentine pesos – Note 1.b.1)

	Note	September 30, 2013	December 31, 2012
Noncurrent Assets
Intangible assets	2.f	1,990	1,492
Fixed assets	2.g	79,481	56,971
Investments in companies	2.e	1,558	1,914
Deferred income tax assets	10	60	48
Other receivables and advances	2.c	1,469	1,161
Trade receivables	2.b	53	15

Total non-current assets		84,611	61,601

Current Assets
Inventories	2.d	8,402	6,922
Other receivables and advances	2.c	2,760	2,635
Trade receivables	2.b	8,594	4,044
Cash and equivalents	2.a	6,903	4,747

Total current assets		26,659	18,348

Total assets		111,270	79,949

Shareholders’ equity
Shareholders’ contributions		10,654	10,674
Reserves, other comprehensive income and retained earnings		29,837	20,586

Shareholders’ equity attributable to the shareholders of the parent company		40,491	31,260
Non-controlling interest		172	—

Total shareholders’ equity (per corresponding statements)		40,663	31,260

Noncurrent Liabilities
Provisions	2.j	13,733	10,663
Deferred income tax liabilities	10	7,223	4,685
Other taxes payable		98	101
Salaries and social security		20	48
Loans	2.i	19,950	12,100
Accounts payable	2.h	399	162

Total noncurrent liabilities		41,423	27,759

Current Liabilities
Provisions	2.j	876	820
Income tax liability		937	541
Other taxes payable		1,157	920
Salaries and social security		931	789
Loans	2.i	6,126	5,004
Accounts payable	2.h	19,157	12,856

Total current liabilities		29,184	20,930

Total liabilities		70,607	48,689

Total liabilities and shareholders’ equity		111,270	79,949

Notes 1 to 14 and the accompanying exhibits I, II and III are an integral part of these statements.

MIGUEL MATIAS GALUCCIO President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE-MONTH AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos – Note 1.b.1)

		For the nine-month period ended September 30		For the three-month period ended September 30
	Note	2013	2012	2013	2012
Revenues	2.k	64,819	48,312	24,244	17,378
Cost of sales	2.k	(48,386)	(36,129)	(17,875)	(13,603)

Gross profit		16,433	12,183	6,369	3,775

Selling expenses	2.k	(5,555)	(4,022)	(1,986)	(1,362)
Administrative expenses	2.k	(1,889)	(1,530)	(654)	(522)
Exploration expenses	2.k	(525)	(464)	(279)	(176)
Other (expense), net		(1,124)	(110)	(6)	(27)

Operating income		7,340	6,057	3,444	1,688
Income on investments in companies		77	98	(56)	106
Financial income, net:
(Losses) gains on assets
Interests		573	110	257	7
Exchange differences		(1,362)	(148)	(778)	(91)
Gains (losses) on liabilities
Interests		(2,360)	(1,069)	(935)	(381)
Exchange differences		4,115	1,046	1,996	500

Net income before income tax		8,383	6,094	3,928	1,829
Income tax	10	(3,041)	(2,246)	(1,038)	(665)
Deferred income tax	10	(2,141)	(965)	(1,473)	(408)

Net income for the period		3,201	2,883	1,417	756

Net income for the period attributable to:
- Shareholders of the parent company		3,207	2,883	1,414	756
- Non-controlling interest		(6)	—	3	—

Earnings per share (basic and diluted) attributable to shareholders of the parent company	9	8.16	7.33	3.60	1.92
Other comprehensive income
Translation differences from investments in companies		(150)	(128)	(13)	(57)
Translation differences from YPF S.A.		6,520	3,024	3,169	1,281

Total other comprehensive income for the period (1)		6,370	2,896	3,156	1,224

Comprehensive income for the period		9,571	5,779	4,573	1,980

(1)	Entirely assigned to the parent company’s shareholders.

Notes 1 to 14 and the accompanying exhibits I, II and III are an integral part of these statements.

MIGUEL MATIAS GALUCCIO President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(amounts expressed in millions of Argentine pesos – Note 1.b.1)

	2013
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share- based benefit plans		Acquisition cost of treasury shares	Issuance premiums	Total
Balances at the beginning of year	3,933	6,101	—	—	—		—	640	10,674
Purchase of treasury shares	(9)	(13)	9	13	—		(93)	—	(93)
Accrual of share-based benefit plans	—	—	—	—	73	(2)	—	—	73

Balances at the end of the period	3,924	6,088	9	13	73		(93)	640	10,654

	2013											2012
	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	IFRS initial adjustment	Other comprehensive income		Retained earnings	Parent company’s shareholders	Non- controlling interest	Total shareholders’ equity	Total shareholders’ equity
Balances at the beginning of year	2,007	—	5,751	—	—	6,087		6,741	31,260	—	31,260	23,420
Purchase of treasury shares	—	—	—	—	—	—		—	(93)	—	(93)	—
Accrual of share-based benefit plans	—	—	—	—	—	—		—	73	—	73	—
Acquisition of GASA (Note 13)	—	—	—	—	—	—		—	—	178	178	—
As decided by the General Ordinary and Extraordinary shareholders’ meeting of April 30, 2013:
– Appropriation to reserve for investments	—	—	2,643	—	—	—		(2,643)	—	—	—	—
– Appropriation to reserve for future dividends	—	330	—	—	—	—		(330)	—	—	—	—
– Appropriation to reserve for share-based employee benefit plans	—	—	—	120	—	—		(120)	—	—	—	—
– Appropriation to special reserve for IFRS initial adjustment	—	—	—	—	3,648	—		(3,648)	—	—	—	—
As decided by the Board of Directors’ meeting of August 9, 2013:
– Cash dividends (0.83 per share)	—	(326)	—	—	—	—		—	(326)	—	(326)	—
Other comprehensive income for the period	—	—	—	—	—	6,370		—	6,370	—	6,370	2,896
Net income for the period	—	—	—	—	—	—		3,207	3,207	(6)	3,201	2,883

Balances at the end of the period	2,007	4	8,394	120	3,648	12,457	(1)	3,207	40,491	172	40,663	29,199

(1)	Includes 12,915 corresponding to the effect of the translation of the financial statements of YPF S.A. and (458) corresponding to the effect of the translation of the financial statements of investments in companies with functional currency different to dollar, as detailed in Note 1.b.1. During the nine-month period ended September 30, 2013, (115) have been reclassified in relation with the effect of the translation of the financial statements of Pluspetrol Energy S.A. as result of the spin-off of such company (see Note 5).
(2)	Includes 38 corresponding to long-term benefit plans as of December 31, 2012, which were converted to share-based benefit plans (see Note 1.b.10) and 35 corresponding to the accrual of share-based benefit plans for the nine-month period ended on September 30, 2013.

Notes 1 to 14 and the accompanying exhibits I, II and III are an integral part of these statements.

MIGUEL MATIAS GALUCCIO President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(amounts expressed in millions of Argentine pesos – Note 1.b.1)

	2013	2012
Cash flows from operating activities
Net income	3,201	2,883
Adjustments to reconcile net income to cash flows provided by operating activities:
Income on investments in companies	(77)	(98)
Depreciation of fixed assets	7,789	5,961
Amortization of intangible assets	142	102
Consumption of materials and retirement of fixed assets and intangible assets, net of provisions	1,658	846
Income tax	5,182	3,211
Net increase in provisions	2,281	1,309
Changes in assets and liabilities:
Trade receivables	(4,032)	(865)
Other receivables and advances	(204)	247
Inventories	(1,480)	(1,054)
Accounts payable	4,625	1,344
Other taxes payable	118	385
Salaries and social security	77	185
Payment of provisions	(516)	(1,146)
Interest, exchange differences and other (1)	(57)	548
Dividends received	136	135
Income tax payments	(2,464)	(1,432)

Net cash flows provided by operating activities	16,379	12,561

Cash flows used in investing activities(2)
Payments for investments:
Acquisitions of fixed assets and intangible assets	(18,203)	(11,379)
Acquisitions of investments in companies	(36)	—
Capital contributions to investments in companies	(11)	—

Net cash flows used in investing activities	(18,250)	(11,379)

Cash flows provided by (used in) financing activities
Payments of loans	(4,892)	(22,377)
Payments of interest	(1,833)	(584)
Proceeds from loans	10,846	21,592
Dividends paid	(326)	—

Net cash flows provided by (used in) financing activities	3,795	(1,369)

Translation differences generated by cash and equivalents	89	53

Increase (decrease) net in cash and equivalents	2,013	(134)

Cash and equivalents at the beginning of year	4,747	1,112
Cash and equivalents provided by the acquisition of companies (Note 13)	143	—
Cash and equivalents at the end of period	6,903	978

Increase (decrease) net in cash and equivalents	2,013	(134)

COMPONENTS OF CASH AND EQUIVALENTS AT THE END OF PERIOD
– Cash	883	413
– Other financial assets	6,020	565

TOTAL CASH AND EQUIVALENTS AT THE END OF PERIOD	6,903	978

(1)	Does not include translation differences generated by cash and equivalents, which is exposed separately in the statement.
(2)	The main investing and financing activities that have not affected cash and equivalents correspond to unpaid acquisitions of fixed assets and concessions extension easements at the end of the period and the incorporation of assets and liabilities related to the business combinations mentioned in Note 13.

Notes 1 to 14 and the accompanying exhibits I, II and III are an integral part of these statements.

MIGUEL MATIAS GALUCCIO President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except where otherwise indicated – Note 1.b.1)

1.	CONSOLIDATED FINANCIAL STATEMENTS

1.a) Presentation Basis

•	Application of International Financial Reporting Standards

The consolidated interim financial statements of YPF S.A. (hereinafter “YPF”) and its controlled companies (hereinafter and all together, the “Group” or the “Company”) for the nine-month period ended September 30, 2013 are presented in accordance with International Accounting Standard (“IAS”) No. 34, “Interim Financial Reporting”. The adoption of IFRS as issued by the International Accounting Standards Board (“IASB”) was determined by the Technical Resolution No. 26 (ordered text) issued by Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and the regulations of the Argentine Securities Commission (“CNV”).

The amounts and other information corresponding to the year ended on December 31, 2012 and for the nine-month and three-month periods ended on September 30, 2012, are an integral part of the consolidated financial statements mentioned above and are intended to be read only in relation to these statements.

•	Criteria adopted by YPF in its transition to IFRS

At the date of the transition to IFRS (January 1, 2011, hereinafter the “transition date”), the Company has followed the following criteria in the context of the alternatives and exemptions provided by IFRS 1 “First-Time Adoption of International Financial Reporting Standards”:

I.	Fixed assets and intangible assets have been measured at the transition date at the functional currency defined by the Company according to the following basis:

a)	Assets as of the transition date which were acquired or incorporated before March 1, 2003, date on which General Resolution No. 441 of the CNV established the discontinuation of the remeasurement of financial statements in constant pesos: the value of these assets measured according to the accounting standards outstanding in Argentina before the adoption of IFRS (hereinafter the “Previous Argentine GAAP”) have been adopted as deemed cost as of March 1, 2003 and, if applicable, remeasured into U.S. dollars using the exchange rate in effect on that date;

b)	Assets as of the transition date which were acquired or incorporated subsequently to March 1, 2003: have been valued at acquisition cost, and if applicable, remeasured into U.S. dollars using the exchange rate in effect as of the date of incorporation or acquisition of each such asset.

II.	The cumulative translation differences generated by investments in foreign companies as of the transition date were reclassified to retained earnings. Under previous Argentine GAAP, these differences were recorded under shareholders’ equity as deferred earnings.

•	Use of estimations

The preparation of the consolidated financial statements in accordance with IFRS, which is YPF’s Board of Directors’ responsibility, require certain accounting estimates to be made and the Board of Directors and Management to make judgments when applying accounting standards. Areas of greater complexity or that require further judgment, or those where assumptions and estimates are significant, are detailed in Note 1.c, “Accounting Estimates and Judgments”.

•	Consolidation policies

a) General criteria

For purpose of presenting the consolidated financial statements, the full consolidation method was used with respect to those subsidiaries in which the Company holds, either directly or indirectly, control, understood as the ability to establish/manage the financial and operating policies of a company to obtain benefits from its activities. This capacity is, in general but not exclusively, obtained by the ownership, directly or indirectly of more than 50% of the voting shares of a company.

Interest in joint operations and other agreements which gives the Company a percentage contractually established over the rights of the assets and obligations that emerge from the contract (“joint operations”), have been consolidated line by line on the basis of the mentioned participation over the assets, liabilities, income and expenses related to each contract. Assets, liabilities, income and expenses of joint operations are presented in the consolidated balance sheet and in the consolidated statement of comprehensive income, in accordance with their respective nature.

Paragraph a) of Exhibit I details the controlled companies which were consolidated using the full consolidation method and Exhibit II details the main joint operations which were proportionally consolidated.

In the consolidation process, balances, transactions and profits between consolidated companies have been eliminated.

The Company’s consolidated financial statements are based on the most recent available financial statements of the companies in which YPF holds control, taking into consideration, where necessary, significant subsequent events and transactions, information available to the Company’s management and transactions between YPF and such controlled companies, which could have produced changes to their shareholders’ equity. The date of the financial statements of such controlled companies used in the consolidation process may differ from the date of YPF’s financial statements due to administrative reasons. The accounting principles and procedures used by controlled companies have been homogenized, where appropriate, with those used by YPF in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of controlled companies whose functional currency is different from the presentation currency are translated using the procedure set out in Note 1.b.1.

YPF, directly and indirectly, holds approximately 100% of capital of the consolidated companies, except for the non-controlling interest in MetroGAS S.A. (“MetroGAS”). Taking into account the previously mentioned, there are no material non-controlling interests to be disclosed, as required by IFRS 12 “Disclosure of Interests in Other Entities”.

b) Acquisition of companies

As detailed in Note 13, during the second quarter of 2013 the Company obtained control over Gas Argentino S.A. (“GASA”), parent company of MetroGAS, and as from August, 2013, over YPF Energía Eléctrica S.A. (“YPF Energía Eléctrica”), a company resulting from the spin-off of Pluspetrol Energy S.A.

The Company has consolidated the results of operations of GASA, and consequently of its subsidiaries and of YPF Energía Eléctrica as from the moment in which it obtained control over such companies. The accounting effects of the above mentioned transactions, which include the purchase price allocation to the assets and liabilities acquired, are disclosed in Note 13.

1.b) Significant Accounting Policies

1.b.1) Functional and Reporting Currency and tax effect on Other Comprehensive Income

Functional Currency

YPF has defined the U.S. dollar as its functional currency based on criteria set out in IAS 21 “The effects of changes in foreign exchange rates”. Consequently, non-monetary items which are measured in terms of historical cost, as well as income and expenses, are remeasured using the exchange rate at the date of the relevant transaction. Transactions in currencies other than the functional currency of YPF are deemed to be “foreign currency transactions” and are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month). At the end of each period or year or at the time of cancellation the balances of foreign-currency denominated monetary assets and liabilities are measured at the exchange prevailing at such date and the exchange differences arising from such measurement are recognized as “Financial income (expense), net” in the consolidated statement of comprehensive income for the period or year in which they arise.

Assets, liabilities and income and expenses related to controlled companies and investments in companies are measured using their respective functional currency. The effects of translating into U.S. dollars the financial information of companies with a functional currency different from the U.S. dollar are recognized in “Other comprehensive income” for the period or year.

Reporting Currency

According to General Resolution No. 562 of the CNV, the Company must file its financial statements in pesos. Accordingly, the financial statements prepared by YPF in its functional currency have to be converted into reporting currency, following the criteria described below:

•	Assets and liabilities of each balance sheet presented are translated at the closing exchange rate outstanding at the date of each balance sheet presented;

•	Items of the statement of comprehensive income are translated at the exchange rate prevailing at the date of each transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate of each month); and

•	The exchange differences resulting from this process are reported in “Other comprehensive income”.

Tax effect on other comprehensive income:

Results accounted for in “Other comprehensive income” related to exchange differences arising from investments in companies with functional currencies other than U.S. dollars and also as a result of the translation of the financial statements of YPF to its reporting currency (pesos) have no effect on the current or deferred income tax because as of the time that such transactions were generated, they had no impact on net income nor taxable income.

1.b.2) Financial assets

The Company classifies its financial assets when they are initially recognized and reviews their classification at the end of each period or year, according to IFRS 9, “Financial Instruments”.

A financial asset is initially recognized at its fair value. Transaction costs that are directly attributable to the acquisition or issuance of a financial asset are capitalized upon initial recognition of the asset, except for those assets designated as financial assets at fair value through profit or loss.

Following their initial recognition, the financial assets are measured at its amortized cost if both of the following conditions are met: (i) the asset is held with the objective of collecting the related contractual cash flows (i.e., it is held for non-speculative purposes); and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on its outstanding amount. If either of the two criteria is not met, the financial instrument is classified at fair value through profit or loss.

A financial asset or a group of financial assets measured at its amortized cost is impaired if there is objective evidence that the Company will not be able to recover all amounts according to its (or their) original terms. The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated cash flows discounted at the effective interest rate computed at its initial recognition, and the resulting amount of the loss is recognized in the consolidated statement of comprehensive income. Additionally, if in a subsequent period the amount of the impairment loss decreases, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined if no impairment loss had been recognized at the date the impairment was reversed.

The Company writes off a financial asset when the contractual rights on the cash flows of such financial asset expire, or the financial asset is transferred.

In cases where IFRS require the valuation of receivables at discounted values, the discounted value does not differ significantly from their face value.

1.b.3) Inventories

Inventories are valued at the lower of their cost and their net realizable value. Cost includes acquisition costs (less trade discount, rebates and other similar items), conversion and other costs which have been incurred when bringing the inventory to its present location and condition.

In the case of refined products, costs are allocated in proportion to the selling price of the related products (isomargin method) due to the difficulty for allocating the conversion (production) costs on an individual basis.

The Company assesses the net realizable value of the inventories at the end of each period or year and recognizes in profit or loss in the consolidated statement of comprehensive income the appropriate valuation adjustment if the inventories are overstated. When the circumstances that previously caused impairment no longer exist or when there is clear evidence of an increase in the inventories’ net realizable value because of changes in economic circumstances, the amount written-down is reversed.

Raw materials, packaging and others are valued at their acquisition cost.

1.b.4) Intangible assets

The Company initially recognizes intangible assets at their acquisition or development cost. This cost is amortized on a straight-line basis over the useful lives of these assets (see Note 2.f). At the end of each period or year, such assets are measured at cost, considering the criteria adopted by the Company upon its transition to IFRS (see Note 1.a), less any accumulated amortization and any accumulated impairment losses.

The main intangible assets of the Company are as follows:

I.	Service concessions arrangements: includes transportation and storage concessions (see Note 2.f). These assets are valued at their acquisition cost considering the criteria adopted by the Company in the transition to IFRS (see Note 1.a), net of accumulated amortization. They are depreciated using the straight-line method during the course of the concession period.

II.	Exploration rights: the Company recognizes exploration rights as intangible assets, which are valued at their cost considering the criteria adopted by the Company in the transition to IFRS (see Note 1.a), net of any related impairment, if applicable. Investments related to unproved properties are not depreciated. These investments are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired. Any impairment loss or reversal is recognized in profit or loss in the consolidated statement of comprehensive income. Exploration costs (geological and geophysical expenditures, expenditures associated with the maintenance of unproved reserves and other expenditures relating to exploration activities), excluding exploratory wells drilling costs, are charged to expense in the consolidated statement of comprehensive income as incurred.

III.	Other intangible assets: mainly includes costs relating to computer software development expenditures, as well as assets that represent the rights to use technology and knowledge (“know how”) for the manufacture and commercial exploitation of equipment related to oil extraction. These items are valued at their acquisition cost considering the criteria adopted by the Company in the transition to IFRS (see Note 1.a), net of the related depreciation and any impairment, if applicable. These assets are amortized on a straight-line basis over their useful lives, which range between 3 and 14 years. Management reviews annually the mentioned estimated useful life.

The Company does not have intangible assets with indefinite useful lives as of September 30, 2013 and 2012, and December 31, 2012.

1.b.5) Investments in companies

Investments in affiliated companies and Joint Ventures are valued using the equity method. Affiliated companies are considered those in which the Company has significant influence, defined as the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control over those policies. Significant influence is presumed when the Company has an interest of 20% or more in a company.

The equity method consists in the incorporation in the balance sheet line “Investments in companies”, of the value of net assets and goodwill, if any, of the interest in the affiliated company or Joint Venture. The net income or expense for each period or year corresponding to the interest in these companies is reflected in the statement of comprehensive income in the “Income on investments in companies” line.

The Company discloses the non-controlling interest in the consolidated financial statements within shareholders’ equity in a separate line called “Non-controlling Interest”, which corresponds to the 30% of the net assets and results of MetroGAS, representing the rights on shares that are not owned by the Company.

Investments in companies have been valued based upon the latest available financial statements of these companies as of the end of each period or year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company which have produced changes on the latter’s shareholders’ equity. The dates of the financial statements of such related companies used in the consolidation process may differ from the date of the Company’s financial statements due to administrative reasons. The accounting principles and procedures used by affiliated companies have been homogenized, where appropriate, with those used by YPF in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of affiliated companies whose functional currency is different from the presentation currency are translated using the procedure set out in Note 1.b.1).

Investments in companies in which the Company has no joint control or significant influence, have been valued at cost.

In paragraph b) of Exhibit I are detailed the investments in companies.

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. The Company has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method will not be subject to such tax.

1.b.6) Fixed assets

i. General criteria:

Fixed assets are valued at their acquisition cost, plus all the costs directly related to the location of such assets for their intended use, considering the criteria adopted by the Company in the transition to IFRS (see Note 1.a).

Borrowing costs of assets that require a substantial period of time to be ready for their intended use are capitalized as part of the cost of these assets.

Major inspections, necessary to restore the service capacity of the related asset (“overhauls”), are capitalized and depreciated on a straight-line basis over the period until the next overhaul is scheduled.

The costs of renewals, betterments and enhancements that extend the useful life of properties and/or improve their service capacity are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

Repair and maintenance expenses are recognized in the statement of comprehensive income as incurred.

These assets are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired.

The carrying value of the fixed assets based on each cash generating unit, as defined in Note 1.b.8, does not exceed their estimated recoverable value.

ii. Depreciation:

Fixed assets, other than those related to oil and gas exploration and production activities, are depreciated using the straight-line method, over the years of estimated useful life of the assets, as follows:

Years of Estimated Useful Life
Buildings and other constructions	50
Refinery equipment and petrochemical plants	20-25
Infrastructure of natural gas distribution	20-50
Transportation equipment	5-25
Furniture, fixtures and installations	10
Selling equipment	10
Electric power generation facilities	15-20
Other property	10

Land is classified separately from the buildings or facilities that may be located on it and is deemed to have an indefinite useful life. Therefore, it is not depreciated.

The Company reviews annually the estimated useful life of each class of assets.

iii. Oil and gas exploration and production activities:

The Company recognizes oil and gas exploration and production transactions using the “successful-efforts” method. The costs incurred in the acquisition of new interests in areas with proved and unproved reserves are capitalized as incurred under Mineral properties, wells and related equipment. Costs related to exploration permits are classified as intangible assets (see Notes 1.b.4 and 2.f).

Exploration costs, excluding the costs associated to exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves are not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well, and the company is making sufficient progress assessing the reserves as well as the economic and operating viability of the project. If any of the mentioned conditions are not met, cost of drilling exploratory wells is charged to expense. In addition, the exploratory activity involves, in many cases, the drilling of multiple wells through several years in order to completely evaluate a project. As a consequence some exploratory wells may be kept in evaluation for long periods, pending the completion of additional wells and exploratory activities needed to evaluate and quantify the reserves related to each project. As of September 30, 2013 and December 31, 2012, the Company has exploratory wells in evaluation process for periods exceeding one year from their completion, amounting to 488 and 157, respectively.

Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

The capitalized costs described above are depreciated as follows:

a)	The capitalized costs related to productive activities have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to the estimated proved and developed oil and gas reserves.

b)	The capitalized costs related to the acquisition of property and the extension of concessions with proved reserves have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to the estimated proved oil and gas reserves.

Revisions in oil and gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers on a three-year rotation plan.

iv. Costs related to hydrocarbon wells abandonment obligations:

Costs related to hydrocarbon wells abandonment obligations are capitalized at their discounted value along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, current costs incurred in plugging activities are used for estimating the plugging activities costs of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations. Future changes in the costs above mentioned, as well as changes in regulations related to abandonment obligations, which are not possible to be predicted at the date of issuance of these financial statements, could affect the value of the abandonment obligations and, consequently, the related asset, affecting the results of future operations.

v. Environmental tangible assets:

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive assets); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditure is incurred to prepare assets for sale and do not raise the assets carrying value above their estimated recoverable value.

The environmental related assets and the corresponding accumulated depreciation are disclosed in the consolidated financial statements together with the other elements that are part of the corresponding assets which are classified according to their accounting nature.

1.b.7) Provisions

The Company makes a distinction between:

a)	Provisions: represent legal or constructive obligations, arising from past events, the settlement of which is expected to give rise to an outflow of resources and which amount and timing are uncertain. Provisions are recognized when the liability or obligation giving rise to an indemnity or payment arises, to the extent that its amount can be reliably estimated and that the obligation to settle is probable or certain. Provisions include both obligations whose occurrence does not depend on future events (such as provisions for environmental liabilities and provision for hydrocarbon wells abandonment obligations), as well as those obligations that are probable and can be reasonably estimated whose realization depends on the occurrence of a future events that are out of the control of the Company (such as provisions for contingencies). The amount recorded as provision corresponds to the best estimate of expenditures required to settle the obligation, taking into consideration the relevant risks and uncertainties; and

b)

Contingent liabilities: represent possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company, or present obligations arising from past events, the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources embodying future economic benefits. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed to the extent they are significant, as required by IAS 37, “Provisions, contingent liabilities and contingent assets” (see Note 11).

When a contract qualifies as onerous, the related unavoidable liabilities are recognized in the consolidated financial statements as provisions, net of the expected benefits.

Except for provisions for hydrocarbon wells abandonment obligations, where the timing of settlement is estimated on the basis of the work plan of the Company, and considering the estimated production of each field (and therefore its abandonment) and provisions for pension plans, in relation to other noncurrent provisions, it is not possible to reasonably estimate a specific schedule of settlement of the provisions considering the characteristics of the concepts included.

1.b.8) Impairment of fixed assets and intangible assets

For the purpose of evaluating the impairment of fixed assets and intangible assets, the Company compares their carrying value with their recoverable value at the end of each year, or more frequently, if there are indicators that the carrying amount of an asset may not be recoverable. In order to assess impairment, assets are grouped into cash-generating units (“CGUs”), whereas the asset does not generate cash flows that are independent of those generated by other assets or CGUs, considering regulatory, economic, operational and commercial conditions. Considering the above mentioned, and specifically in terms of assets corresponding to the Upstream, they have been grouped into four CGUs (one of them grouping the assets of fields with oil reserves, and three units that group assets of fields with reserves of natural gas considering the country’s basins -Neuquina, Noroeste and Austral basins-), which are the best reflect of how the Company currently manage them in order to generate independent cash flows. The remaining assets are grouped at the CGU Downstream, which mainly includes the assets assigned to the refining of crude oil (or that complement such activity) and marketing of such products, in MetroGAS CGU, which includes assets related to distribution of natural gas and in YPF Energía Eléctrica CGU, which includes assets related to generation and commercialization of electric energy.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average capital cost employed for each CGU.

If the recoverable amount of an asset (or a CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or the CGU) is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “Impairment losses recognized and losses on disposal of fixed assets/intangible assets” in the consolidated statement of comprehensive income.

Any impairment loss is allocated to the assets comprising the CGU on a pro-rata basis based on their carrying amount. Consequently, the basis for future depreciation or amortization will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

Upon the occurrence of new events or changes in existing circumstances, which prove that an impairment loss previously recognized could have disappeared or decreased, a new estimate of the recoverable value of the corresponding asset is calculated to determine whether a reversal of the impairment loss recognized in previous periods needs to be made.

In the event of a reversal, the carrying amount of the asset (or the CGU) is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized for the asset (or the CGU) in the past.

There were no impairment charges or reversals for the nine-month periods ended on September 30, 2013 and 2012.

1.b.9) Methodology used in the estimation of recoverable amounts

•	Company’s general criteria:

The recoverable amount of fixed assets and intangible assets is generally estimated on the basis of their value in use, calculated on the basis of future expected cash flows derived from the use of the assets, discounted at a rate that reflects the weighted average capital cost.

In the assessment of the value in use, cash flow forecasts based on the best estimate of income and expense available for each CGU using sector inputs, past results and future expectations of business evolution and market development are utilized. The most sensitive aspects included in the cash flows used in all the CGUs are the purchase and sale prices of hydrocarbons (including applicable fees for the gas distribution), outstanding regulations, estimation of cost increase, employee costs and investments.

The cash flows from the exploration and production assets are generally projected for a period that covers the economically productive useful lives of the oil and gas fields and is limited by the contractual expiration of the concessions permits, agreements or exploitation contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future investments that will be necessary in relation to undeveloped oil and gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The unproved reserves are weighted with risk factors, on the basis of the type of each one of the exploration and production assets.

The cash flows of the Downstream business are estimated on the basis of the projected sales trends, unit contribution margins, fixed costs and investment or divestment flows, in line with the expectations regarding the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered.

The reference prices considered are based on a combination of market prices available in those markets where the Company operates, also taking into consideration specific circumstances that could affect different products the Company commercializes and management’s estimations and judgments.

Estimated net future cash flows are discounted to its present value using a rate that reflects the average capital cost for each CGU. The rates used as of December 31, 2012 for the different CGUs were 11.10%.

•	For the valuation of the assets of the CGU MetroGAS, cash flows are developed based on estimates of the future behavior of certain variables that are sensitive in determining the recoverable value, among which stands out: (i) the nature, timing and extension of tariff increases and cost adjustments recognition, (ii) gas demand projections, (iii) evolution of costs to be incurred, and (iv) macroeconomic variables such as growth rate, inflation rate, foreign currency exchange rate, among others.

MetroGAS prepared its projections on the understanding that it will get tariff increases according to the current economic and financial situation of MetroGAS. Within these premises, and in terms of tariff increase estimations, the scenarios range from a tariff adjustment in order to meet adjustments obtained by other companies in that business up to a recovery of tariff levels prevailing in 2001 and in relation to regional tariffs in South America, especially in Brazil and Chile. A probability approach has been used to weight the different scenarios assigning an outcome probability to each cash flow scenario projected, based on current objective information. However, MetroGAS is unable to ensure that the realization of the assumptions used to develop these projections will be in line with its estimates, so they might differ significantly from the estimates and assumptions used as of the date of preparation of these consolidated financial statements.

1.b.10) Pension plans and other similar obligations

i. Retirement plan:

Effective March 1, 1995, YPF established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and YPF will pay an amount equal to that contributed by each member.

The plan members will receive YPF’s contribution prior to retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and, additionally, in case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the retirement plan amounted to approximately 31 and 27 for the nine-month periods ended on September 30, 2013 and 2012, respectively.

ii. Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on achieving business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance of each employee and are paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 333 and 302 for the nine-month periods ended on September 30, 2013 and 2012, respectively.

iii. Share-based benefit plan:

During the year, YPF has decided to implement Share-based benefits Plans. These plans cover certain executive and management positions and key personnel with critical technical knowledge. The above plans are aimed at aligning the performance of executives and key technical staff with the objectives of the strategic plan of the Company.

These plans are to give participation, through shares of the Company, to each selected employee with the condition of remaining in it for the previously defined period (up to three years from the grant date, hereinafter “service period”), being this the only condition necessary to access the agreed final retribution. The implementation of these plans has included the conversion of certain long term compensation plans existing to date. Consequently, during the month of June 2013, the Company has converted these existing plans to new share-based schemes, reversing a liability of 38 corresponding to existing plans as of December 31, 2012.

For accounting purposes, the Company recognizes the effects of the plans in accordance with the guidelines of IFRS 2, “Share-based Payment”. In this order, the total cost of the plans granted is measured at the grant date, using the fair value or market price of the Company’s share in the American market. The above mentioned cost is accrued in the Company’s net income for the period or year, over the vesting period, with the corresponding increase in Shareholders’ equity in the account “Share-based Benefit Plans”.

Additionally, the Company expects to acquire treasury shares in market transactions to fulfill these obligations. As of September 30, 2013, 1,047,513 shares have been repurchased in both local and American market. The acquisition cost of these shares has been recorded in “Acquisition cost of treasury shares” account with in shareholders’ equity (see section 1.b.17) of this Note).

The amounts recognized in net income in relation with the share-based plans previously mentioned, which are disclosed according to their nature, amounted to 35 for the nine-month period ended on September 30, 2013.

Information related to outstanding plans in each period is as follows:

	Quantity of shares-plan	Average remaining life of the plan
Balance at beginning of year	—	—
- Granted	1,962,500	3 months to 27 months
- Settled	—	—
- Expired	—	—

Balance at the end of period	1,962,500	3 months to 27 months

Total
Expense recognized during the period	35
Fair value of shares on grant date (in dollars)	14.75

iv. Pension Plans and other Post-retirement and Post-employment benefits

YPF Holdings Inc., which has operations in the United States of America, has certain defined benefit plans and post-retirement and post-employment benefits.

The funding policy related to the defined benefit plan, is to contribute amounts to the plan sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as management may determine to be appropriate.

In addition, YPF Holdings Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other post-employment benefits for eligible individuals in the event employment is terminated by YPF Holdings Inc. before their normal retirement. Employees become eligible for these benefits if they meet minimum age and years-of-service requirements. YPF Holdings Inc. accounts for benefits provided when payment of the benefit is probable and the amount of the benefit can be reasonably estimated. No assets were specifically reserved for the post-retirement and post-employment benefits, and consequently, payments related to them are funded as claims are received.

The plans mentioned above are valued at their net present value, are accrued based on the years of active service of the participating employees and are disclosed as noncurrent liabilities in the “Salaries and social security” account. The actuarial gains and losses arising from the remeasurement of the defined benefit liability of pension plans are recognized in Other Comprehensive Income as a component of shareholders’ equity, and are transfer directly to the retained earnings. YPF Holdings Inc. updates its actuarial assumptions at the end of each fiscal year.

Additional disclosures related to the pension plans and other post-retirement and post-employment benefits, are included in Note 7.

Additionally, the Company’s management believes that the deferred tax asset generated by the cumulative actuarial losses related to the pension plans of YPF Holdings Inc., will not be recoverable based on estimated taxable income generated in the jurisdiction in which they are produced.

1.b.11) Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer following the conditions described below:

•	the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Company does not retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Company; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Grants for capital goods

Argentine tax authorities provide a tax incentive for investment in capital goods, computers and telecommunications for domestic manufacturers through a fiscal bonus, provided that manufacturers have industrial establishments located in Argentina, a requirement that is satisfied by the controlled company A-Evangelista S.A. The Company recognizes such incentive when the formal requirements established by Decrees No. 379/01, 1551/01, its amendments and regulations are satisfied, to the extend there is reasonable certainty that the grants will be received.

The bonus received may be computed as a tax credit for the payment of national taxes (i.e., Income Tax, Tax on Minimum Presumed Income, Value Added Tax and Domestic Taxes) and may also be transferred to third parties.

1.b.12) Recognition of revenue and costs associated with construction contracts

Revenues and costs related to construction activities performed by A-Evangelista S.A., controlled company, are accounted for in the consolidated statement of comprehensive income for the period using the percentage of completion method, considering the final contribution margin estimated for each project at the date of issuance of the financial statements, which arises from technical studies on sales and total estimated costs for each of them, as well as their physical progress.

The adjustments in contract values, changes in estimated costs and anticipated losses on contracts in progress are reflected in earnings in the period and/or year when they become evident.

The table below details information related to the construction contracts in progress during the nine-month periods ended on September 30, 2013 and 2012:

	Revenues of the period	Costs incurred and accumulated recognized profits	Advances received	Gross amount due to customers
Contracts in progress as of September 30, 2013	251	666	289	—

Contracts in progress as of September 30, 2012	432	646	124	—

1.b.13) Leases

Operating leases

A lease is classified as an operating lease when the lessor does not transfer substantially to the lessee the entire risks and rewards incidental to ownership of the asset.

Costs related to operating leases are recognized on a straight-line basis in “Rental of real estate and equipment” and “Operation services and other service contracts” of the Consolidated Statement of Comprehensive income for the period in which they arise.

Finance Leases

The Company has no finance leases as they are defined under IFRS.

1.b.14) Earnings per share

Basic earnings per share are calculated by dividing the net income for the period attributable to YPF’s shareholders by the weighted average of shares of YPF outstanding during the period, net of the shares repurchased as mentioned in Note 1.b.10).

Additionally, diluted earnings per share are calculated by dividing the net income for the period attributable to YPF’s shareholders by the weighted average of ordinary shares of YPF outstanding during the period adjusted by the weighted average of ordinary shares of YPF that would be issued on the conversion of all the dilutive potential ordinary shares into YPF ordinary shares. As of the date of the issuance of these financial statements there are no instruments outstanding that imply the existence of potential ordinary shares, thus the basic earnings per share matches the diluted earnings per share.

1.b.15) Financial liabilities

Financial liabilities (loans and account payables) are initially recognized at their fair value less the transaction costs incurred. Since the Company does not have financial liabilities whose characteristics require the recognition at their fair value, according to IFRS, after their initial recognition, financial liabilities are measured at amortized cost.

Any difference between the financing received (net of transaction costs) and the repayment value is recognized in the consolidated statement of comprehensive income over the life of the related debt instrument, using the effective interest rate method.

“Accounts payable” and “Other liabilities” are recognized at their face value since their discounted value does not differ significantly from their face value.

The Company derecognizes financial liabilities when the related obligations are settled or expire.

In order to account for the exchange of debt obligations arising from the voluntary reorganization petition of MetroGAS and GASA for new negotiable obligations executed on January 11, 2013 and March 15, 2013, respectively, as described in Note 2.i, the Company has followed the guidelines provided by IFRS 9, “Financial Instruments”.

IFRS 9 states that an exchange of debt instruments between a borrower and a lender shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability when the instruments have substantially different terms. The difference between the carrying amount of the financial liability extinguished and the consideration paid, which includes any non-cash assets transferred or liabilities assumed, is recognized in net income. The Company considers that the terms of the outstanding debt obligations, arising from the voluntary reorganization petition, subject to the exchange are substantially different from the new negotiable obligations. Additionally, the Company has evaluated and positively concluded over the estimated funds that such companies will have to comply with the terms of the debt and that allows the recognition of the debt relief. Consequently, MetroGAS and GASA have recorded the debt instruments’ exchange following the guidelines mentioned above. Also, according to IFRS 9 the new negotiable obligations were recognized initially at fair value, net of transaction costs incurred and subsequently measured at amortized cost (see additionally Note 2.i). In the initial recognition, the fair value of such debt has been estimated using the discounted cash flow method, in the absence of quoted prices in active markets representative for the amount issued.

1.b.16) Taxes, withholdings and royalties

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carry forwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

For the year ended December 31, 2012, the amounts determined as current income tax were higher than tax on minimum presumed income and they were included in the “Income tax” account of the statement of income.

Additionally, the Company expects that the current year, the amounts determined as current income tax will be higher than tax on minimum presumed income and consequently the Company has not accrued any amount related to the tax on minimum presumed income. So it has not recorded any charge for this item.

Personal assets tax – Substitute responsible

Individuals and foreign entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to personal assets tax of 0.5% of the value of any shares or ADSs issued by Argentine entities, held at December 31 of each year. The tax is levied on the Argentine issuers of such shares or ADSs, such as YPF, which must pay this tax on behalf of the relevant shareholders, and is based on the equity value (following the equity method), or the book value of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, YPF is entitled to seek reimbursement of such paid tax from the applicable shareholders.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the commercialized natural gas volumes. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. To calculate royalties, the Company has considered price agreements according to crude oil buying and selling operations obtained in the market for certain qualities of such product, and has applied these prices, net of the discounts mentioned above, according to regulations of Law No. 17,319 as amended. In addition, and pursuant to the extension of the original terms of exploitation concessions, the Company has agreed to pay an extraordinary Production Royalty and in some cases a royalty of 10% is payable over the production of unconventional hydrocarbons (see Note 11).

Royalty expense and the extraordinary production royalties are accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform (“Ley de emergencia pública”), issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego province”, which were previously exempted. In addition, Law No. 26,732 published in the Official Gazette in December 2011 extended for an additional 5 years the mentioned regime. On November 16, 2007, the Ministry of Economy and Production (“MEP”) published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products. In addition, the Resolution No. 1/2013 from the Ministry of Economy and Public Finance, published on January 3, 2013, modified the reference and floor prices. The outstanding regime provides that when the international price exceeds the reference price of US$ 80 per barrel, the producer will collect a floor price of US$ 70 per barrel, depending on the quality of the crude oil sold, with the remainder being withheld by the Argentine Government. When the international price is under the reference price but over US$ 45 per barrel, a 45% withholding rate should be applied. If such price is under US$ 45 per barrel, the Government will have to determine the export rate within a term of 90 business days.

The withholding rate determined as indicated above also currently applies to diesel, gasoline and other crude derivative products. In addition, the procedure for the calculation mentioned above applies to other crude derivatives and lubricants, based upon different withholding rates, reference prices and prices allowed to producers. Furthermore, in March 2008, Resolution No. 127/2008 of the MEP increased the natural gas export withholding rate to 100% of the highest price from any natural gas import contract. This resolution has also established a variable withholding system applicable to liquefied petroleum gas, similar to the one established by the Resolution No. 394/2007.

1.b.17) Shareholders’ equity accounts

Shareholders’ equity accounts have been valued in accordance with accounting principles in effect as of the transition date. The accounting transactions that affect shareholders’ equity accounts were accounted for in accordance with the decisions taken by the Shareholders’ meetings, and legal standards or regulations, even though such accounts would have had a different outstanding balance whether IFRS had been applied instead.

Subscribed capital and adjustments to contributions

Consists of the shareholders’ contributions represented by shares and includes the outstanding shares at face value net of treasury shares mentioned in the following paragraph “Treasury shares” and “Adjustment to treasury shares”. The subscribed capital account has remained at its historical value and the adjustment required by previous Argentine GAAP to state this account in constant Argentine pesos is disclosed in the “Adjustments to contributions” account.

The adjustment to contributions cannot be distributed in cash or in kind, but is allowed its capitalization by the issuance of shares. Also, this item may be used to compensate accumulated losses, considering the absorption order stated in the paragraph “Retained earnings”.

Treasury shares and adjustments to treasury shares

Corresponds to the reclassification of the nominal value and the corresponding adjustment in constant peso (Adjustment to Contributions) of shares issued and repurchased by the Company in market transactions, as is required by the CNVs regulations in force.

Acquisition cost of repurchased shares

Corresponds to the cost incurred in the acquisition of the shares that the Company holds as treasury shares (see 1.b.10.iii).

Share-based benefit plans

Corresponds to the balance related to the share-based benefit plans as mentioned in Note 1.b.10.iii).

Issuance premiums

Corresponds to the difference between the amount of subscription of the capital increase and the corresponding face value of the shares issued.

Legal reserve

In accordance with the provisions of Law No. 19,550, the Company has to appropriate to the legal reserve no less than 5% of the algebraic sum of net income, prior year adjustments, transfers from other comprehensive income to retained earnings and accumulated losses from previous years, until such reserve reaches 20% of the subscribed capital plus adjustment to contributions. As of September 30, 2013, the legal reserve has been fully integrated amounting 2,007.

Reserve for future dividends

Corresponds to the allocation made by the Company’s shareholders’ meeting, whereby a specific amount is being assigned to constitute a reserve for future dividends.

Reserve for investment and reserve for purchase of treasury shares

Corresponds to the allocations made by the Company’s shareholders’ meeting, whereby a specific amount is being assigned to be used in future investments and in the purchase of the Company’s shares to meet the obligations arising from share-based benefit plan described in 1.b.10.iii, and Note 4.

Initial IFRS adjustment reserve

Corresponds to the initial adjustment in the transition to IFRS application, which was approved by the Shareholders’ meeting of April 30, 2013, in accordance with the General Resolution No. 609 of the CNV.

Such reserve cannot be used in distributions in cash or in kind to the shareholders or owners of the Company and may only be reversed for capitalization or absorption of an eventual negative balance on the “Retained earnings” account according the aforementioned Resolution.

Other comprehensive income

Includes income and expenses recognized directly in equity accounts and the transfer of such items from equity accounts to the income statement of the period or to retained earnings, as defined by IFRS.

Retained earnings

Includes accumulated gains or losses without a specific appropriation, that being positive can be distributed upon the decision of the Shareholders’ meeting, while not subject to legal restrictions. Additionally, it includes the net income of previous years that was not distributed, the amounts transferred from other comprehensive income and adjustments to income of previous years produced by the application of new accounting standards.

Additionally, pursuant to the regulations on the CNV, when the net balance of other comprehensive income account is positive, it shall not be distributed, capitalized nor used to compensate accumulated losses, and when the net balance of these results at the end of a period or year is negative, a restriction on the distribution of retained earnings for the same amount will be imposed.

Under Law No. 25,063, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders resident in countries benefited from treaties for the avoidance of double taxation, which will be subject to a minor tax rate.

Additionally, on September 20, 2013, Law No. 26,893 was enacted, establishing changes to the Income Tax Law, and determining, among other things, an obligation respecting such tax as a single and final payment of 10% on dividends paid in cash or in kind (except in shares) to foreign beneficiaries and individuals residing in Argentina, in addition to the 35% retention mentioned above. The dispositions of this Law came in force on September 23, 2013, date of its publication in the Official Gazette.

Non-controlling interest

Corresponds to the 30% interest in the net assets and income of MetroGAS, representing the rights on shares that are not owned by the Company.

1.b.18) Business combinations

Business combinations are accounted for by applying the acquisition method when the Company takes effective control over the acquired company.

The Company recognizes in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest and, goodwill, if any, in accordance with IFRS 3.

The acquisition cost is measured as the sum of the consideration transferred, measured at fair value at their acquisition date and the amount of any non-controlling interest in the acquired entity. The Company will measure the non-controlling interest in the acquired entity at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s identifiable net assets.

If the business combination is achieved in stages, the Company shall remeasure its previously held equity interest in the acquired entity at its acquisition date fair value and recognize a gain or loss in the statement of comprehensive income.

The goodwill cost is measured as the excess of the consideration transferred over the identifiable assets acquired and liabilities assumed net by the Company. If this consideration is lower than the fair value of the assets identifiable and liabilities assumed, the difference is recognized in the statement of comprehensive income.

1.b.19) New standards issued

The standards, interpretations and related amendments published by the IASB and endorsed by the FACPCE and the CNV that have been applied by the Company as from the year beginning on January 1, 2013, are the following:

IFRS 13 “Fair Value Measurement”

In May 2011, the IASB issued IFRS 13, “Fair value measurement” which is effective for fiscal years beginning on or after January 1, 2013, with early application permitted.

The IFRS 13 sets out a single framework for measuring fair value when required by other IFRSs. The IFRS applies to financial or non-financial items measured at fair value.

The fair value is measured as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”.

IAS 19 “Employee Benefits”

In June 2011, the IASB issued an amendment to IAS 19, “Employee benefits”, which is effective for fiscal years beginning on or after January 1, 2013, with early application permitted.

The amendment to the IAS 19 eliminates the option to defer the recognition of actuarial gains and losses in the measurement of defined benefit plans, which implies the recognition of all these differences in other comprehensive income.

IAS 1 “Presentation of Financial Statements”

In June 2011, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements”, which is effective for fiscal years beginning on or after July 1, 2012, with early application permitted.

The amendments to IAS 1 improve the presentation of items included in the Statement of comprehensive income, classifying by nature and grouping items that may be reclassified to profit and loss section of the income statement in the subsequent periods, when conditions are met, and the items that will not be reclassified.

Adoption of the amendment to IAS 1 not had an impact on the operating income or the financial position of the Company, implying only new revelations on the statement of comprehensive income.

The adoption of the standards and interpretations or amendments mentioned in the previous paragraphs did not have a significant impact on the financial statements.

In addition to IFRS 9, “Financial Instruments”, IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, and IFRS 12, “Disclosure of Interests in Other Entities”, as well as the amendments to IAS 27, “Separate Financial Statements” and IAS 28, “Investments in Associates and Joint Ventures”, which have been early applied as of the date of transition, the Company has not applied in advance any other standard or interpretation permitted by the IASB.

1.c) Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make assumptions and estimates that affect the amounts of the assets and liabilities recognized, the presentation of contingent assets and liabilities at the end of each period or year and the income and expenses recognized during the period or year. Future results may differ depending on the estimates made by Management.

The items in the financial statements and areas which require the highest degree of judgment and estimates in the preparation of the financial statements are: (1) crude oil and natural gas reserves; (2) provisions for litigation and other contingencies; (3) impairment test of assets (see Note 1.b.9), (4) provisions for environmental liabilities and hydrocarbon wells abandonment obligations (see Note 1.b.6, paragraph iv), and (5) the calculation of income tax and deferred income tax.

Crude oil and natural gas reserves

Estimating crude oil and gas reserves is an integral part of the Company’s decision-making process. The volume of crude oil and gas reserves is used to calculate the depreciation using unit of production ratio and to assess the impairment of the capitalized costs related to the exploration and production assets (see Notes 1.b.8 and 1.b.9).

The Company prepares its estimates of crude oil and gas reserves in accordance with the rules and regulations established for the crude oil and natural gas industry by the U.S. Securities and Exchange Commission (“SEC”).

Provisions for litigation and other contingencies

The final costs arising from litigation and other contingencies, and the perspective given to each issue by management may vary from their estimates due to different interpretations of laws, contracts, opinions and final assessments of the amount of the claims. Changes in the facts or circumstances related to these types of contingencies can have, as a consequence, a significant effect on the amount of the provisions for litigation and other contingencies recorded or the perspective given by management.

Provisions for environmental costs

Given the nature of its operations, YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. YPF management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced. Additionally, certain environmental contingencies in the United States of America were assumed by Tierra Solutions Inc. and Maxus Energy Corporation, indirect controlled companies through YPF Holdings Inc. The detail of these contingencies is disclosed in Note 3.

The Company periodically conducts new studies to increase its knowledge of the environmental situation in certain geographic areas where it operates in order to establish the status, cause and remedy of a given environmental issue and, depending on its years of existence, analyze the Argentine Government’s possible responsibility for any environmental issue existing prior to December 31, 1990. The Company cannot estimate what additional costs, if any, will be required until such studies are completed and evaluated; however, provisional remedial or other measures may be required.

In addition to the hydrocarbon wells abandonment legal obligation for 8,487 as of September 30, 2013, the Company has accrued 1,133 corresponding to environmental remediation which evaluations and/or remediation works are probable and can be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, these potential changes and ongoing studies could materially affect the Company’s future results of operations.

Income tax and deferred income tax assets and liabilities

The proper assessment of income tax expenses depends on several factors, including interpretations related to tax treatment for transactions and/or events that are not expressly provided for by current tax law, as well as estimates of the timing and realization of deferred income taxes. The actual collection and payment of income tax expenses may differ from these estimates due to, among others, changes in applicable tax regulations and/or their interpretations, as well as unanticipated future transactions impacting the Company’s tax balances.

1.d) Financial Risk Management

The Company’s activities involve various types of financial risks: market, liquidity and credit. The Company maintains an organizational structure and systems that allow the identification, measurement and control of the risks to which it is exposed.

In addition, the table below details the classes of financial instruments of the Company classified in accordance to IFRS 9:

	September 30, 2013	December 31, 2012
Financial Assets

At amortized cost

Cash and equivalents (1)	5,668	3,870

Other receivables and advances (1)	1,309	1,392

Trade receivables (1)	8,647	4,059

At fair value through profit or loss

Cash and equivalents (2)	1,235	877

Financial Liabilities

At amortized cost

Accounts payable (1)	19,529	13,014

Loans (3)	26,076	17,104

Provisions	422	416

(1)	Fair value does not differ significantly from their book value.
(2)	Corresponds to investments in mutual funds with price quotation. The fair value was determined based on unadjusted quoted prices (Level 1) in the markets where those financial instruments trade. The net gains (losses) for the nine-month periods ended September 30, 2013 and 2012 for these instruments are disclosed as “Interest on assets” in the Statements of Comprehensive Income.
(3)	Their fair value, considering unadjusted quoted prices (Level 1) for Negotiable Obligations and interest rates offered to the Company (Level 3) for the other financial loans, at the end of period or year, as appropriate, amounted to 27,437 and 17,238 as of September 30, 2013 and December 31, 2012, respectively.

Market Risk

The market risk to which the Company is exposed is the possibility that the valuation of the Company’s financial assets or financial liabilities as well as certain expected cash flows may be adversely affected by changes in interest rates, exchange rates or certain other price variables.

The following is a description of these risks as well as a detail of the extent to which the Company is exposed and a sensitivity analysis of possible changes in each of the relevant market variables.

Exchange Rate Risk

The value of financial assets and liabilities denominated in a currency different from the Company’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the Argentine peso, the Argentine legal currency. The Company does not use derivatives as a hedge against exchange rate fluctuations. Otherwise, according to the Company’s functional currency, and considering the conversion process to presentation currency, the fluctuations in the exchange rate related to the value of financial assets and liabilities in pesos does not have any effect in Shareholders’ equity.

The following table provides a breakdown of the effect a variation of 10% in the prevailing exchange rates on the Company’s net income, taking into consideration the exposure of financial assets and liabilities denominated in pesos as of September 30, 2013:

	Appreciation (+) / depreciation (–) of exchange rate of peso against dollar	September 30, 2013

Impact on net income before income tax corresponding to financial assets and liabilities	+10%	591
	–10%	(591)

Interest Rate Risk

The Company is exposed to the risk associated with fluctuations in the interest rates which depend on the currency and maturity date of its loans or of the currency it has invested in financial assets.

The Company’s short-term financial liabilities as of September 30, 2013 includes negotiable obligations, pre-financing of exports and imports’ financing arrangements, local bank credit lines and financial loans with local and international financial institutions. Long-term financial liabilities include negotiable obligations and financial loans with local and international financial institutions. Approximately 52% (13,579) of the total of the financial loans of the Company is denominated in U.S. dollars and the rest in Argentine pesos, as of September 30, 2013. These loans are basically used for working capital and investments. Financial assets mainly include, in addition to trade receivable which have low exposure to interest rate risk, bank deposits, fixed-interest deposits and investments in mutual funds such as “money market” or short-term fixed interest rate instruments.

Historically, the strategy for hedging interest rates is based on the fragmentation of financial counterparts, the diversification of the types of loans taken and, essentially, the maturities of such loans, taking into consideration the different levels of interest along the yield curve in pesos or U.S. dollars, and the amount of the loans based on future expectations and the timing of the future investment outlays to be financed.

The Company does not usually use derivative financial instruments to hedge the risks associated with interest rates. Changes in interest rates may affect the interest income or expenses derived from financial assets and liabilities tied to a variable interest rate. Additionally, the fair value of financial assets and liabilities that accrue interests based on fixed interest rates may also be affected.

The table below provides information about the financial assets and liabilities as of September 30, 2013 that accrues interest considering the applicable rate:

	September 30, 2013
	Financial Assets (1)	Financial Liabilities (2)
Fixed interest rate	4,511	12,396
Variable interest rate	1,509	13,680

Total	6,020	26,076

(1)	Includes only short-term investments. Does not include trade receivables which mostly do not accrue interest.
(2)	Includes only financial loans. Does not include accounts payable which mostly do not accrue interest.

The portion of liabilities which accrues variable interest rate is mainly exposed to the fluctuations in LIBOR and BADLAR. Approximately 10,771 accrue variable interest of BADLAR plus a spread between 2.25% and 4.75%, and 2,909 accrue variable interest of LIBOR plus a spread between 4.00% and 7.50%.

The table below shows the estimated impact on the consolidated comprehensive income that an increase or decrease of 100 basis points in the interest rate would have.

	Increase (+) / decrease (–) in the interest rates (basis points)	For the nine-month period ended September 30, 2013
Impact on the net income after income tax	+100	(60)

	–100	60

Other Price Risks

The Company is not significantly exposed to commodity price risks, as a result, among other reasons, of the existing regulatory, economic and government policies, which determines that local prices charged for gasoline, diesel and other fuels are not affected in the short-term by fluctuations in the price of such products in international and regional markets.

Additionally, the Company is reached by certain regulations that affect the determination of export prices received by the Company, such as those mentioned in Note 1.b.16 and 11.c, which consequently limits the effects of short-term price volatility in the international market.

In addition, as of the date of issuance of these financial statements, Resolution No. 35/2013 of the Argentine Secretariat of Domestic Commerce, imposes on each retailer a maximum price for fuels marketing (the highest value informed on April 9, 2013 in each of the geographic regions identified in the exhibit to the Resolution).

As of September 30, 2013 and December 31, 2012, the Company has not used derivative financial instruments to hedge risks related to fluctuations in commodity prices.

Liquidity Risk

Liquidity risk is associated with the possibility of a mismatch between the need of funds (related, for example, to operating and financing expenses, investments, debt payments and dividends) and the sources of funds (such as net income, disinvestments and credit-line agreements by financial institutions).

As mentioned in previous paragraphs, YPF pretends to align the maturity profile of its financial debt to its ability to generate enough cash flows for its payment, as well as to finance the projected expenditures for each period. As of September 30, 2013 the availability of liquidity reached 9,903, considering cash for 883, other liquid financial assets for 6,020 and bank financing and available credit lines for 3,000. Additionally, YPF has the ability to issue debt under the negotiable obligations global program originally approved by the Shareholders meeting in 2008, expanded in September 2012 and in April 2013 (see Note 2.i).

After the process which concluded with the change of shareholders mentioned in Note 4, the Company is still focused in structuring more efficiently the structure of maturity of its debt, in order to facilitate the daily operations and to allow the proper financing of planned investments.

The table below sets forth the maturity dates of the Company’s financial liabilities as of September 30, 2013:

	September 30, 2013
	Maturity date
	0 - 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total
Financial Liabilities
Accounts payable(1)	19,130	321	57	—	—	21	19,529
Loans	6,126	4,201	3,983	3,758	1,686	6,322	26,076
Provisions	355	46	21	—	—	—	422

(1)	The amounts disclosed are the contractual, undiscounted cash flows associated to the financial liabilities given that they do not differ significantly from their face values.

Most of the Company’s financial debt contains usual covenants for contracts of this nature. With respect to a significant portion of the financial loans, as of September 30, 2013, the Company has agreed, among other things and subject to certain exceptions, not to establish liens or charges on assets. Additionally, approximately 9% of the financial debt as of September 30, 2013 is subject to financial covenants related to the leverage ratio and debt service coverage ratio of the Company.

A portion of the Company’s financial debt provides that certain changes in the Company’s control and/or nationalization may constitute an event of default. Moreover, the Company’s financial debt also contains cross-default provisions and/or cross acceleration provisions that could cause all of the financial debt to be accelerated if the debt having changes in control and/or nationalization events provisions is defaulted. As of the issuance date of these financial statements, the Company has obtained formal waivers from all the financial creditors in relation to its outstanding debt subject to the mentioned terms at the moment in which the change in control occurred, mentioned in Note 4.

Additionally, regarding the financial debt of our subsidiary MetroGAS, see Note 2.i) to these consolidated financial statements.

Credit Risk

Credit risk is defined as the possibility of a third party not complying with its contractual obligations, thus negatively affecting results of operations of the Company.

Credit risk in the Company is measured and controlled on an individual customer basis. The Company has its own systems to conduct a permanent evaluation of credit performance of all of its debtors and customers, and the determination of risk limits with respect to customers, in line with best practices using for such end internal customer records and external data sources.

Financial instruments that potentially expose the Company to a concentration of credit risk consist primarily of cash and equivalents, trade receivables and other receivables and advances. The Company invests excess cash primarily in high liquid investments with financial institutions with a strong credit rating both in Argentina and abroad. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses in the other comprehensive income statement, based on specific information regarding its clients. As of the date of these financial statements, the Company’s customer portfolio is diversified.

The allowances for doubtful accounts are measured by the following criteria:

•	The aging of the receivable;

•	The analysis of the customer’s capacity to return the credit granted, also taking into consideration special situations such as the existence of a voluntary reorganization petition, bankruptcy and arrears, guarantees, among others.

The maximum exposure to credit risk of the Company as of September 30, 2013 based on the type of its financial instruments and without excluding the amounts covered by guarantees and other arrangements mentioned below, as of September 30, 2013, is set forth below:

Maximum exposure as of September 30, 2013
Cash and equivalents	6,903
Other financial assets	9,956

Following is the breakdown of the financial assets past due as of September 30, 2013. At such date, the provision for doubtful trade receivables amounted to 526 and the provisions for other doubtful receivables amounted to 25. These allowances are the Company’s best estimate of the losses incurred in relation with accounts receivables.

	Current trade receivable	Other current receivables and advances
Less than three months past due	1,046	238
Between three and six months past due	442	43
More than six months past due	1,249	94

	2,737	375

Guarantee Policy

As collateral of the credit limits granted to customers, YPF has several types of guarantees received from them. In the service stations and distributors market, where generally long-term relationships with customers are established, mortgages prevail. For foreign customers the joint and several bonds from their parent companies prevail. In the industrial and transport market, bank guarantees prevail. With a lower presence, YPF also has obtained other guarantees as credit insurances, surety bonds, guarantee customer – supplier, car pledges, etc.

The Company has effective guarantees granted by third parties for a total amount of 1,671 as of September 30, 2013.

During the nine-month period ended September 30, 2013, YPF executed guarantees received for an amount of 3. As of September 30, 2012, YPF executed guarantees received for an amount of 1.

2.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the consolidated financial statements are as follows:

Consolidated Balance Sheet as of September 30, 2013 and Comparative Information

2.a) Cash and equivalents:

	September 30, 2013	December 31, 2012
Cash	883	950
Short-term investments	4,785	2,920
Financial assets at fair value through profit or loss	1,235	877

	6,903	4,747

2.b) Trade receivables:

	September 30, 2013		December 31, 2012
	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties(1)	59	9,114	20	4,538
Provision for doubtful trade receivables	(6)	(520)	(5)	(494)

	53	8,594	15	4,044

(1)	See Note 6 for additional information.

Changes in the provision for doubtful trade receivables

	For the nine-month period ended September 30, 2013	For the nine-month period ended September 30, 2012
	Current	Current
Amount at beginning of year	494	454
Increases charged to expenses	28	26
Decreases charged to income	(25)	(6)
Amounts incurred	—	(2)
Translation differences	23	10
Reclassifications and others	—	(5)

Amount at end of period	520	477

2.c) Other receivables and advances:

	September 30, 2013		December 31, 2012
	Noncurrent	Current	Noncurrent	Current
Trade	—	272	—	223
Tax credit and export relates	12	687	10	750
Trust contributions - Obra Sur	72	17	83	17
Loans to clients and balances with related parties(1)	458	60	385	77
Collateral deposits	352	198	7	193
Prepaid expenses	18	280	8	239
Advances and loans to employees	—	113	—	106
Advances to suppliers and customs agents(2)	—	861	—	542
Receivables with partners in Joint Operations	495	88	600	129
Miscellaneous	62	280	69	455

	1,469	2,856	1,162	2,731

Provision for other doubtful accounts	—	(96)	—	(96)
Provision for valuation of other receivables to their estimated realizable value	—	—	(1)	—

	1,469	2,760	1,161	2,635

(1)	See Note 6 for additional information on related parties.
(2)	Includes, among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and other products.

Changes in the provisions of other receivables and advances

	For the nine-month period ended September 30,
	2013	2012
	Provision for other current doubtful accounts	Provision for valuation of other noncurrent receivables to their estimated realizable value	Provision for other current doubtful accounts
Amount at beginning of year	96	9	93
Increases charged to expenses	—	—	2
Decreases charged to income	—	(4)	—
Amounts incurred	—	(2)	—
Translation differences	—	—	—
Reclassifications and others	—	—	—

Amount at end of period	96	3	95

2.d) Inventories:

	September 30, 2013		December 31, 2012
Refined products	5,395		4,316
Crude oil and natural gas	2,272		1,813
Products in process	106		106
Construction works in progress	190		230
Raw materials and packaging materials	439		457

	8,402	(1)	6,922	(1)

(1)	As of September 30, 2013 and December 31, 2012, the net value of the inventories does not differ from their cost since there is no provision for impairment which could reduce their value.

2.e) Investments in companies:

	September 30, 2013	December 31, 2012
Investments in companies (Exhibit I)	1,570	1,926
Provision for reduction in value of investments in companies	(12)	(12)

	1,558	1,914

2.f) Composition and evolution of intangible assets:

	2013
	Cost
Main account	Amounts at beginning of year	Increases	Translation effect	Net decreases, reclassifications and transfers	Amounts at the end of period
Service concessions	2,769	87	501	16	3,373
Exploration rights	408	219	77	(29)	675
Other intangibles	1,266	60	244	(3)	1,567

Total 2013	4,443	366	822	(16)	5,615

Total 2012	3,724	91	371	(5)	4,181

	2013							2012
	Amortization
Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers	Depreciation rate	Increases	Translation effect	Accumulated at the end of period	Net book value 09-30	Net book value 09-30	Net book value 12-31
Service concessions	1,839	—	4-5%	68	334	2,241	1,132	872	930
Exploration rights	6	(18)	—	14	2	4	671	393	402
Other intangibles	1,106	(4)	7-33%	60	218	1,380	187	147	160

Total 2013	2,951	(22)		142	554	3,625	1,990

Total 2012	2,424	—		102	243	2,769		1,412	1,492

The Company does not have intangible assets with indefinite useful lives as of September 30, 2013, September 30, 2012 and December 31, 2012.

Service concessions: the Argentine Hydrocarbons Law permits the executive branch of the Argentine government to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. The term of a transportation concession may be extended for an additional ten-year term. Pursuant to Law No. 26,197, provincial governments have the same powers. Holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products that they produce. The holder of a transportation concession has the right to:

•	transport oil, gas and petroleum products; and

•	construct and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Argentine Secretariat of Energy for oil pipelines and petroleum products and by the National Gas Regulatory Authority (Ente Nacional Regulador del Gas or “ENARGAS”) for gas pipelines. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine State without payment to the holder.

The Privatization Law granted YPF a 35-year transportation concession with respect to the pipelines operated by Yacimientos Petrolíferos Fiscales S.A. at the time. The main pipelines related to such transport concessions are:

•	La Plata / Dock Sud

•	Puerto Rosales / La Plata

•	Monte Cristo / San Lorenzo

•	Puesto Hernández / Luján de Cuyo

•	Luján de Cuyo / Villa Mercedes

Management considers that the assets referred to above meet the criteria set forth by IFRIC 12, and should be therefore recognized as intangible assets.

2.g) Composition and evolution of fixed assets:

	September 30, 2013	December 31, 2012
Net book value of fixed assets	79,636	57,103
Provision for obsolescence of materials and equipment	(155)	(132)

	79,481	56,971

	2013
	Cost
Main account	Amounts at beginning of year	Increases		Translation effect	Net decreases, reclassifications and transfers		Amounts at the end of period
Land and buildings	4,954	94		829	329		6,206
Mineral property, wells and related equipment	121,313	910		22,306	6,411		150,940
Refinery equipment and petrochemical plants	18,272	—		3,309	747		22,328
Transportation equipment	1,022	30		179	21		1,252
Materials and equipment in warehouse	3,375	2,594		595	(1,256)		5,308
Drilling and work in progress	13,658	15,253		2,791	(7,840)		23,862
Exploratory drilling in progress(4)	955	516		192	(404)		1,259
Furniture, fixtures and installations	1,641	15		286	78		2,020
Selling equipment	2,851	3		526	223		3,603
Infrastructure for natural gas distribution	—	2,678		—	(2)		2,676
Electric power generation facilities	—	1,513		—	—		1,513
Other property	2,802	353		483	(64)		3,574

Total 2013	170,843	23,959	(5)(7)(8)	31,496	(1,757	)(6)	224,541

Total 2012	135,618	9,715	(5)	12,808	(871	)(1)	157,270

	2013										2012
	Depreciation
Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers		Depreciation rate	Increases		Translation effect	Accumulated at the end of period	Net book value 09-30		Net book value 09-30		Net book value 12-31
Land and buildings	2,048	(1)		2%	110		333	2,490	3,716		2,760		2,906

Mineral property, wells and related equipment	93,306	—		(2)	6,867		17,199	117,372	33,568	(3)	23,867	(3)	28,007	(3)

Refinery equipment and petrochemical plants	12,427	(40)		4-5%	678		2,274	15,339	6,989		5,235		5,845

Transportation equipment	701	(6)		4-20%	76		123	894	358		231		321

Materials and equipment in warehouse	—	—		—	—		—	—	5,308		3,008		3,375

Drilling and work in progress	—	—		—	—		—	—	23,862		12,982		13,658

Exploratory drilling in progress(4)	—	—		—	—		—	—	1,259		851		955

Furniture, fixtures and installations	1,392	—		10%	105		243	1,740	280		145		249

Selling equipment	2,143	—		10%	117		392	2,652	951		573		708

Infrastructure of natural gas distribution	—	—		2-5%	1,085		—	1,085	1,591		—		—

Electric power generation facilities	—	—		5-7%	1,019		—	1,019	494		—		—

Other property	1,723	(46)		10%	326		311	2,314	1,260		1,037		1,079

Total 2013	113,740	(93	)(6)		10,383	(7)(8)	20,875	144,905	79,636

Total 2012	91,973	(26	)(1)		5,961		8,673	106,581			50,689		57,103

(1)	Includes 4 of net book value charged to fixed assets provisions.
(2)	Depreciation has been calculated according to the unit of production method (Note 1.b.6).
(3)	Includes 3,420, 1,548 and 2,800 of mineral property as of September 30, 2013 and 2012, and December 31, 2012, respectively.
(4)	As of September 30, 2013, there are 56 exploratory wells in progress. During the nine-month period ended on such date, 33 wells were drilled, 16 wells were charged to exploratory expenses and 12 were transfer to proved properties which are included in the account Mineral property, wells and related equipment.
(5)	Includes 124 and 42 corresponding to hydrocarbon wells abandonment costs for the nine-month period ended September 30, 2013 and 2012.
(6)	Includes, among others, the write-down of the assets of Coke A unit as a consequence of the incident in La Plata Refinery on April 2013, as a result of the storm that took place in that city (see also Note 11.b).
(7)	Includes 3,137 and 1,352 of increases and accumulated amortization, respectively, corresponding to GASA on the acquisition date (see Note 13).
(8)	Includes 1,878 and 1,242 of increases and accumulated amortization, respectively, corresponding to YPF Energía Eléctrica at the date of spin-off (see Note 13).

As described in Note 1.b.6, YPF capitalizes the financial cost as a part of the cost of the assets. For the nine-month periods ended on September 30, 2013 and 2012 the annual average rate of capitalization were 11.83% and 7.89% and the capitalized amount were 438 and 225, respectively, for the periods above mentioned.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the nine-month periods ended on September 30, 2013 and 2012:

	For the nine-month period ended September 30,
	2013	2012
Amount at beginning of year	132	123
Increases charged to expenses	—	—
Decreases charged to income	—	—
Amounts incurred	—	(4)
Translations differences	23	9
Reclassifications and others	—	—

Amount at end of period	155	128

2.h) Accounts payable:

	September 30, 2013		December 31, 2012
	Noncurrent	Current	Noncurrent	Current
Trade and related parties(1)	198	15,334	35	10,705
Investments in companies with negative shareholders’ equity	—	27	—	4
Extension of Concessions – Provinces of Santa Cruz and Neuquén	166	675	104	936
From joint ventures and other agreements	—	841	—	798
Advances received on project investment (Note 11.c)	—	1,689	—	—
Miscellaneous	35	591	23	413

	399	19,157	162	12,856

(1)	See additionally Note 6.

2.i) Loans:

		Principal	September 30, 2013				December 31, 2012
	Interest rate (1)	maturity	Noncurrent		Current		Noncurrent	Current
Negotiable Obligations(2)	0.10-22.13%	2013-2028	16,647		2,468		9,216	725
Other financial debts	2.50-20.30%	2013-2017	3,303	(3)(4)	3,658	(3)(4)	2,884	4,279

			19,950		6,126		12,100	5,004

(1)	Annual interest rate as of September 30, 2013.
(2)	Disclosed net of 133 and 450, corresponding to YPF’s outstanding Negotiable Obligations repurchased through open market transactions as of September 30, 2013 and December 31, 2012, respectively.
(3)	Includes approximately 5,324 corresponding to loans agreed in U.S. dollars, which accrue interest at rates between 2.00% and 8.50%.
(4)	Includes 1,092 corresponding to loans granted by Banco Nación Argentina, of which 492 accrue fixed interest rate of 15.00% until December 2015 and then accrue variable interest of BADLAR plus a spread of 4 points and 668 accrue variable interest of BADLAR plus a spread of 4 points with a maximum lending interest rate of the overall portfolio of Banco Nación. See additionally Note 6.

Details regarding the Negotiable Obligations of the Company are as follows:

(in million)									Book value
Issuance									September 30, 2013		December 31, 2012
Month	Year	Principal value			Class	Interest rate(4)		Principal maturity	Noncurrent	Current	Noncurrent	Current
– YPF:
–	1998	US$	100	(1) (7) (3)	–	Fixed	10.00%	2028	445	19	40	1
March	2010	US$	70	(2) (7)	Class III	–	—	—	—	—	—	347
September	2012		$100	(2) (7)	Class VI	–	—	—	—	—	—	101
September	2012		$200	(2) (7)	Class VII	Variable BADLAR plus 3%	20.27%	2014	—	202	200	2
September	2012		$1,200	(2) (5) (7)	Class VIII	Variable BADLAR plus 4%	21.27%	2015	800	412	1,200	11
October	2012	US$	130	(2) (6) (7)	Class IX	Fixed	5.00%	2014	749	8	636	7
October and December	2012	US$	552	(2)(5)(6)(7)	Class X	Fixed	6.25%	2016	3,185	40	2,702	34
November and December	2012		$2,110	(2) (5) (7)	Class XI	Variable BADLAR plus 4.25%	20.80%	2017	2,110	59	2,110	56
December	2012		$150	(2) (7)	Class XII	Fixed	19.00%	2013	—	151	—	151
December and March	2012/3		$2,828	(2) (5) (7)	Class XIII	Variable BADLAR plus 4.75%	22.13%	2018	2,828	19	2,328	15
March	2013		$300	(2) (7)	Class XIV	Fixed	19.00%	2014	—	304	—	—
March	2013	US$	230	(2) (6) (7)	Class XV	Fixed	2.50%	2014	664	665	—	—
May	2013		$300	(2) (7)	Class XVI	Fixed	19.00%	2014	—	303	—	—
April	2013		$2,250	(2) (8)	Class XVII	Variable BADLAR plus 2.25%	18.46%	2020	2,250	72	—	—
April	2013	US$	61	(2) (6) (7)	Class XVIII	Fixed	0.1%	2015	352	—	—	—
April	2013	US$	89	(2) (6)	Class XIX	Fixed	1.29%	2017	514	1	—	—
June	2013		$1,265	(2) (8)	Class XX	Variable BADLAR plus 2.25%	19.57%	2020	1,265	9	—	—
July	2013		$100	(2)	Class XXI	Fixed	19.00%	2014	—	101	—	—
July	2013	US$	92	(2) (6)	Class XXII	Fixed	3.50%	2020	453	79	—	—
– MetroGAS:
January	2013	US$	163		Serie A-L	Fixed	8.875%	2018	707	22	—	—
January	2013	US$	16		Serie A-U	Fixed	8.875%	2018	99	2	—	—
– GASA:
March	2013	US$	51		Serie A-L	Fixed	8.875%	2015	218	—	—	—
March	2013	US$	1		Serie A-U	Fixed	8.875%	2015	8	—	—	—

									16,647	2,468	9,216	725

(1)	Corresponds to the 1997 M.T.N. Program for U$S 1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for U$S 5,000 million.
(3)	The Company has granted to certain holders of this negotiable obligations an option to sell (“put”) such securities at face value, for an amount of up to 394 approximately, which can be executed between 2020 and 2028.
(4)	Interest rate as of September 30, 2013.
(5)	The ANSES has participated in the primary subscription of these negotiable obligations, which may at the discretion of the respective holders, be subsequently traded in the securities market where these negotiable obligations are authorized to be traded.
(6)	The payment currency of these Negotiable Obligations is the Argentine Peso at the Exchange rate applicable under the terms of the series issued.
(7)	As of the date of issuance of these financial statements, the Company has fully complied with the use of proceeds disclose in the pricing supplements.
(8)	The Argentine Hydrocarbons Fund has participated in the primary subscription of these negotiable obligations, which may, at the discretion of the respective holders, be subsequently traded in the securities market where negotiable obligations are authorized to be traded.

For additional information about covenants assumed by the Company and maturity of loans see Note 1.d) Financial risk management.

YPF’s negotiable obligations

The General Meeting of Shareholders held on January 8, 2008, approved a program to issue notes for a total amount of US$ 1,000 million. After the above mentioned date, the amount of the program was extended by the corresponding approval of the Shareholders’ meeting, totalizing a maximum nominal amount outstanding of US$ 5,000 million or its equivalent in other currencies. The funds from this program may be used for any of the alternatives provided in Law No. 23,576 of negotiable obligations and, its supplementary rules.

Additionally, after the date of these financial statements and under the mentioned program, the Company issued negotiable obligations Class XXIV and XXV, for a total amount of US$ 150 million and 300, respectively.

Negotiable Obligations of MetroGAS S.A. and Gas Argentino S.A. – Debt Restructuring:

•	MetroGAS:

In compliance with the preventive agreement between MetroGAS and its creditors, in relation with MetroGAS voluntary reorganization petition, on January 11, 2013 new negotiable obligations were issued by MetroGAS (the “new negotiable obligations of MetroGAS”) which were granted in exchange to the financial and non-financial creditors verified and declared acceptable.

On February 1 and February 13, 2013 MetroGAS presented to the Court the documentation that demonstrates the fulfillment of the debt exchange and the issuance of the new negotiable obligations of MetroGAS in order to obtain the removal of the general prohibition and obtain the legal declaration of the accomplishment of the preventive agreement under the terms and conditions of art. 59 of the Bankruptcy law.

The issuance of the new negotiable obligations of MetroGAS was approved by the CNV on December 26, 2012, within the framework of the Global Negotiable Obligation Issuance Program of MetroGAS for a nominal value of up to US$ 600 million.

MetroGAS issued the new negotiable obligations to be exchanged for existing negotiable obligations:

•	Series A-L for an amount of US$ 163,003,452.

•	Series B-L for an amount of US$ 122,000,000.

and in exchange of non-financial debt of MetroGAS negotiable obligations:

•	Series A-U for an amount of US$ 16,518,450.

•	Series B-U for an amount of US$ 13,031,550.

From the date of issuance, all MetroGAS obligations under the terms of the Previous Negotiable Obligations and the previous non-financial debt were terminated and all rights, interests and benefits stipulated therein were annulled and canceled. Consequently, the previous Negotiable Obligation and the previous non-financial debt were extinguished and no longer constitute MetroGAS enforceable obligations. In this order, the debt exchange was accounted for as a debt extinguishment following the guidelines of IFRS 9. The result, before tax effect, of the restructuring of the outstanding debt obligations of MetroGAS was recognized by that company during the three months ended on March 31, 2013. Since this result was recognized by MetroGAS prior to the YPF’s acquisition, the effect arising thereof has been considered in the initial accounting of the acquisition of MetroGAS (see Note 13).

The principal value of the Class A New Negotiable Obligations of MetroGAS shall be fully redeemed at its maturity on December 31, 2018 in a single payment. The Class A New Negotiable Obligations of MetroGAS will accrue an annual nominal interest rate of 8.875%. The Class B New Negotiable obligations of MetroGAS maturing on 2018 will only accrue interest if there is a triggering event (which includes the anticipated maturity in case of an event of default under the terms of the new issued negotiable obligations) occurs before the Deadline, and in the case no triggering event occurs, the Class B New Negotiable obligations of MetroGAS will be automatically canceled and will no longer constitute an enforceable obligation for MetroGAS. Interest on the Series AL and AU will be paid every six months on June 30 and December 31 of each year, although MetroGAS has exercised the option to capitalize 100% of the interest accrued between the date of issuance and September 30, 2013 and has the option to capitalize 50% of the interest to be accrued between July 1, 2013 and June 30, 2014.

Additionally, in accordance with the terms and conditions of issuance of the New Negotiable obligations of MetroGAS, it and its subsidiaries, must comply with certain restrictions relating to indebtedness, restricted payments (including dividends), liens, among others.

•	GASA:

In compliance with the preventive agreement between GASA and its creditors, in relation with the voluntary reorganization petition of GASA, on March 15, 2013 GASA proceeded to exchange the existing negotiable obligations held by its financial creditors and the credits of nonfinancial creditors verified and declared acceptable by the New Negotiable obligations.

GASA issued new negotiable obligations (the “new negotiable obligations of GASA”) to be delivered in exchange for previous existing negotiable obligations:

•	Series A-L for an amount of US$ 50,760,000.

•	Series B-L for an amount of US$ 67,510,800.

and in exchange for the financial debt of the Company’s Previous Negotiable Obligations:

•	Series A-U for an amount of US$ 1,306,528.

•	Series B-U for an amount of US$ 1,737,690.

The issuance of the new negotiable obligations of GASA AL and BL series were approved by the CNV on February 5, 2013.

From the date of issuance, all GASA obligations under the terms of the previous negotiable obligations and the previous financial debt were terminated and all rights, interests and benefits stipulated therein were annulled and canceled. Consequently, the Previous Negotiable obligations and the previous financial debt were extinguished and no longer constitute an enforceable obligation for GASA. The debt exchange was accounted for as an extinguishment of debt following the guidelines of IFRS 9. The result before tax effect of the debt restructuring of GASA was recognized in the statement of income during the three months ended on March 31, 2013. Since this result was recognized by GASA prior to YPF’s acquisition, the effect arising thereof has been considered in the initial accounting of the acquisition of GASA (see Note 13).

The principal value of the Class A new negotiable obligations of GASA will be fully redeemed at its maturity on December 31, 2015 in a single payment. If GASA pays the total accrued non-capitalized interest to that date and the capital corresponding that would have been capitalized in accordance with the terms of issuance up to that date, then the maturity of the new negotiable obligations of GASA will be on December 31, 2016. The Class A new negotiable obligations of GASA will accrue an annual nominal interest of 8.875%. The Class B new negotiable obligations of GASA, maturing on 2015, will only accrue interest if there is a triggering event (which includes the anticipated maturity in case of an event of default under the terms of the negotiable obligations issued) occurs before the Deadline, and if the triggering event has not occur, the Class B new negotiable obligations of GASA will be automatically canceled and will no longer constitute enforceable obligations for GASA. Interest will be paid every six months on June 15 and December 15 of each year, GASA will have the option to capitalize 100% of the interest accrued between the date of issuance and December 15, 2015. GASA has exercised this option for the accrued interest from the date of issuance to June 15, 2013.

Additionally, in accordance with the terms and conditions of issuance of the new negotiable obligations, GASA and its subsidiaries, must comply with certain restrictions relating to indebtedness, restricted payments (including dividends), liens, among others.

2.j) Provisions:

	Provision for pensions		Provision for pending lawsuits and contingencies		Provision for environmental liabilities				Provision for hydrocarbon wells abandonment obligations
	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current		Noncurrent		Current
Amount as of December 31, 2012	136	16	2,892	122	677		489		6,958		193
Increases charged to expenses	4	—	1,588	18	176		—		526		—
Decreases charged to income	—	—	(7)	(24)	—		—		—		—
Decrease from payments	—	(9)	(54)	(60)	—		(318)		—		(75)
Translations differences	30	3	376	4	74		35		720		21
Reclassifications and others	(9)	9	(128)	82	(295)		295		69	(3)	75

Amount as of September 30, 2013	161	19	4,667	142	632	(1)	501	(2)	8,273		214

	Provision for pensions		Provision for pending lawsuits and contingencies		Provision for environmental liabilities			Provision for hydrocarbon wells abandonment obligations
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current		Noncurrent		Current
Amount as of December 31, 2011	143	14	2,167	118	567	581		6,329		252
Increases charged to expenses	4	—	585	7	384	—		354		5
Decreases charged to income	—	—	(17)	(4)	(9)	—		—		—
Decrease from payments	—	(8)	(14)	(455)	—	(568)		—		(101)
Translations differences	13	2	118	—	29	20		319		10
Reclassifications and others	(8)	8	(448)	448	(412)	412		(59	)(3)	101

Amount as of September 30, 2012	152	16	2,391	114	559 (1)	445	(2)	6,943		267

(1)	Includes provisions for environmental liabilities of YPF Holdings Inc. for 468 and 329, as of September 30, 2013 and 2012, respectively.
(2)	Includes provisions for environmental liabilities of YPF Holdings Inc. for 277 and 192, as of September 30, 2013 and 2012, respectively.
(3)	Includes 124 and 42 from abandonment obligations costs which were recorded offsetting the related fixed asset, as of September 30, 2013 and 2012, respectively.

2.k) Revenues, cost of sales and expenses

For the nine and three-month periods ended September 30, 2013 and 2012

Revenues

	For the nine-month period ended September 30,		For the three-month period ended September 30,
	2013	2012	2013	2012
Sales(1)	66,867	49,564	24,997	17,948
Revenues from construction contracts	251	432	72	92
Turnover tax	(2,299)	(1,684)	(825)	(662)

	64,819	48,312	24,244	17,378

(1)	Also includes revenues related to the Natural Gas Additional Injection Stimulus Program created by Resolution 1/2013 of the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbons Investment (see Note 11.c).

Cost of sales

	For the nine-month period ended September 30,		For the three-month period ended September 30,
	2013	2012	2013	2012
Inventories at beginning of year	6,922	6,006	8,336	6,920
Purchases for the period	18,945	13,244	6,595	4,932
Production costs	29,727	23,404	10,798	8,566
Translation effect	1,194	535	548	245
Inventories at end of period	(8,402)	(7,060)	(8,402)	(7,060)

Cost of sales	48,386	36,129	17,875	13,603

Expenses

	For the nine-month period ended September 30,
	2013							2012
	Production costs	Administrative expenses		Selling expenses	Exploration expenses	Total		Total
Salaries and social security taxes	2,984	718	(2)	444	94	4,240		3,266
Fees and compensation for services	245	511	(2)	106	8	870		736
Other personnel expenses	779	132		43	16	970		698
Taxes, charges and contributions	486	62		2,104	2	2,654	(1)	1,881	(1)
Royalties and easements	4,054	1		9	5	4,069		3,227
Insurance	341	13		40	—	394		185
Rental of real estate and equipment	1,219	11		144	3	1,377		1,077
Survey expenses	—	—		—	19	19		24
Depreciation of fixed assets	7,452	127		210	—	7,789		5,961
Amortization of intangible assets	69	50		9	14	142		102
Industrial inputs, consumable materials and supplies	1,392	13		87	2	1,494		1,103
Operation services and other service contracts	1,823	59		292	—	2,174		2,132
Preservation, repair and maintenance	5,143	69		125	7	5,344		4,059
Contractual commitments	138	1		5	—	144		163
Unproductive exploratory drillings	—	—		—	325	325		269
Transportation, products and charges	1,871	3		1,630	—	3,504		2,799
Provision for doubtful trade receivables	—	—		3	—	3		18
Publicity and advertising expenses	—	80		59	—	139		121
Fuel, gas, energy and miscellaneous	1,731	39		245	30	2,045		1,599

Total 2013	29,727	1,889		5,555	525	37,696

Total 2012	23,404	1,530		4,022	464			29,420

(1)	Include approximately 1,427 and 965 corresponding to hydrocarbon export withholdings for the nine-month period ended September 30, 2013 and 2012, respectively.
(2)	Includes 54 of Directors and Statutory Auditor’s fees. On May 30, 2013, the general ordinary and extraordinary shareholders’ meeting of YPF decided to approve as honorary in advance for such fees the sum of approximately 74 for the year 2013.

	For the three-month period ended September 30,
	2013						2012
	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total		Total
Salaries and social security taxes	1,044	260	168	44	1,516		1,225
Fees and compensation for services	101	173	45	—	319		195
Other personnel expenses	289	57	19	7	372		229
Taxes, charges and contributions	165	(8)	720	—	877	(1)	619	(1)
Royalties and easements	1,401	—	3	—	1,404		1,099
Insurance	187	6	16	—	209		72
Rental of real estate and equipment	415	5	56	—	476		364
Survey expenses	—	—	—	5	5		8
Depreciation of fixed assets	2,963	48	77	—	3,088		2,246
Amortization of intangible assets	28	18	3	—	49		37
Industrial inputs, consumable materials and supplies	440	6	21	1	468		437
Operation services and other service contracts	565	26	85	—	676		696
Preservation, repair and maintenance	1,884	27	51	3	1,965		1,561
Contractual commitments	46	—	—	—	46		88
Unproductive exploratory drillings	—	—	—	209	209		110
Transportation, products and charges	662	3	579	—	1,244		1,007
Provision for doubtful trade receivables	—	—	6	—	6		6
Publicity and advertising expenses	—	31	28	—	59		48
Fuel, gas, energy and miscellaneous	608	2	109	10	729		579

Total 2013	10,798	654	1,986	279	13,717

Total 2012	8,566	522	1,362	176			10,626

(1)	Includes approximately 463 and 277 corresponding to hydrocarbon export withholdings for the three-month periods ended September 30, 2013 and 2012, respectively.

The expense recognized in the statement of comprehensive income related to research and development activities during the nine-month periods ended September 30, 2013 and 2012 amounted to 20 and 32, respectively.

3.	PROVISIONS FOR PENDING LAWSUITS, CLAIMS AND ENVIRONMENTAL LIABILITIES

The Company is party to a number of labor, commercial, civil, tax, criminal, environmental and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely against it, result in the imposition of material costs, fines, judgments or other losses. While the Company believes that such risks have been provisioned appropriately based on the opinions and advice of our external legal advisors and in accordance with applicable accounting standards, certain loss contingencies, are subject to change as new information develops and results of the presented evidence is obtain, among others. It is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to the Company, could significantly exceed the recorded provisions.

As of September 30, 2013, the Company has accrued pending lawsuits, claims and contingencies which are probable and can be reasonably estimated, amounting to 4,809. The most significant pending lawsuits and contingencies accrued are described in the following paragraphs.

Additionally, the Company is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and necessary remediation and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing as of December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other works, including provisional remedial measures, may be required.

The most significant pending lawsuits and contingencies provisioned are described in the following paragraphs.

Pending lawsuits: In the normal course of its business, the Company has been sued in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external legal advisors, has recorded a provision considering its best estimation, based on the information available as of the date of the issuance of these consolidated financial statements, including counsel fees and judicial expenses.

Liabilities and contingencies assumed by the Argentine Government: The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

Natural gas market: Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of useful curtailment of natural gas exports and their associated transportation service. Such program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas exports through the Permanent Additional Injections mechanism created by this Resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the Resolutions No. 659/2004 and 752/2005 have been adapted by the Secretariat of Energy Resolution No. 599/2007, modifying the conditions for the imposition of the requirements, depending on whether the producers have signed or not the proposed agreement, ratified by such resolution, between the Secretariat of Energy and the Producers. Also, through Resolution No. 1410/2010 of the National Gas Regulatory Authority (“ENARGAS”) approved the procedure which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe regulations to the producers’ availability of natural gas (“Procedimiento para Solicitudes, Confirmaciones y Control de Gas”). Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Export Administration”). On January 5, 2012, the Official Gazette published Resolution of the Secretariat of Energy No. 172 which temporarily extends the rules and criteria established by Resolution No. 599/07, until new legislation replaces the Resolution previously mentioned. This Resolution was appealed on February 17, 2012 by filing a motion for reconsideration with the Secretariat of Energy.

As a result of the resolution mentioned before, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken firm commitments to deliver natural gas.

YPF has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements, established by Resolution of the Secretariat of Energy No. 599/2007, 172/2011 and Resolution ENARGAS No. 1,410/2010, as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that the Export Administration constitute a fortuitous case or force majeure event (act of authority) that releases YPF from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by YPF, and some of them have demanded the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserved their rights to future claims in such respect (the “Claims”).

Among them, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008, and also claimed an additional amount of US$ 2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. YPF has rejected the arguments of this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries and on March 20, 2009, notified YPF the termination of the contract. On March 20, 2009 AESU formally notified the termination of the contract. On April 6, 2009, YPF promoted an arbitration process at the International Chamber of Commerce (“ICC”) against AESU, Companhía do Gas do Estado do Río Grande do Sul (“Sulgás”) and Transportadora de Gas del Mercosur S.A. (“TGM”). On the same date YPF was notified by the ICC of an arbitration process initiated by AESU and Sulgás against YPF in which they claim, among other matters considered inadmissible by YPF, consequential loss, AESU’s plant dismantling costs and the payment of “deliver or pay” penalties mentioned above, all of which totaled approximately US$ 1,057 million.

Additionally, YPF was notified of the arbitration process brought by TGM at the ICC, claiming YPF the payment of approximately US$ 10 million plus interest up to the date of effective payment, in connection with the payment of invoices related to the Transportation Gas Contract entered into in September 1998 between YPF and TGM, associated with the aforementioned exportation of natural gas contract signed with AESU. On April 8, 2009 YPF requested that this claim be rejected and counterclaimed for the termination of the natural gas transportation contract based on its termination rights upon the termination by AESU and Sulgás of the related natural gas export contract. In turn, YPF had initiated an arbitration process at the ICC against TGM, among others. YPF received the reply to the complaint from TGM, who requested the full rejection of YPF claims and deduced counterclaim against YPF asking the Arbitration Tribunal to condemn YPF to compensate TGM for all present and future damages suffered by TGM due to the extinction of the Transportation Gas Contract and the Memorandum of Agreement dated on October 2, 1998 by which YPF undertook to pay irrevocable non-capital contributions to TGM in return for the Uruguayana Project pipeline expansion; and to condemn AESU-Sulgás -in the case the Arbitration Tribunal finds that the termination of the Gas Contract occurred due to the failure of AESU or Sulgás- jointly and severally to indemnify all damages caused by such termination to TGM. Additionally, on July 10, 2009 TGM increased the amount of its claim to US$ 17 million and claimed an additional amount of approximately US$ 366 million for loss of profits, both considered inappropriate by YPF, and thus, rejected in its answer to such additional claim.

On April 6, 2011, the Arbitration Tribunal appointed in “YPF vs. AESU” arbitration decided to sustain YPF’s motion, and determined the consolidation of all the related arbitrations (“AESU vs. YPF”, “TGM vs. YPF” and “YPF vs. AESU”) in “YPF vs. AESU” arbitration. Consequently, AESU and TGM desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be solved in “YPF vs. AESU” arbitration. On April 19 and 24, 2012, AESU and Sulgás presented new evidence claiming their admission in the arbitration process. YPF and TGM made their observations about the evidence on April 27, 2012. On May 1, 2012, the Arbitration Tribunal denied the admission of such evidence and ruled that the evidence would be accepted if the Tribunal considered it necessary.

On May 24, 2013 YPF was notified of the partial award decreed by a majority in the ICC Arbitration “YPF vs. AESU and TGM” whereby YPF was deemed responsible for the termination in 2009 of natural gas export and transportation contracts signed with AESU and TGM. Such award only decides on the liability of the parties, leaving the determination of the damages that could exist subject to the subsequent proceedings before the same Tribunal. Moreover, the Tribunal rejected the admissibility of “deliver or pay” claims asserted by Sulgás and AESU for the years 2007 and 2008 for a value of US$ 28 million and for the year 2006 for US$ 2.4 million.

On May 31, 2013 YPF filed with the Arbitration Tribunal a writ of Nullity, in addition to making several presentations in order to safeguard its rights. Against the rejection of the writ of nullity, on August 5, 2013 YPF filed a complaint appeal with the Argentinian Court in Commercial matters. On September 24, 2013, the Argentinian Court in Commercial matters declared its incompetency and submitted the file to the Federal Contentious Administrative Court.

Despite having brought the action above, considering the information available to date, the estimated time remaining until the end of the proceedings, the outcomes of the additional evidence presented in the continuation of the dispute and the provisions of the partial award, YPF has accrued its best estimate with respect to the amount of the claims.

Furthermore, there are certain claims in relation with payments of natural gas transportation contracts associated with exports of such hydrocarbon. Consequently, one of the parties, Transportadora de Gas del Norte S.A. (“TGN”), commenced mediation proceedings in order to determine the merits of such claims. The mediation proceedings did not result in an agreement and YPF was notified of the lawsuit filed against it, in which TGN is claiming the payment of unpaid invoices, according to their arguments, while reserving the right to claim for damages, which were claimed in a note addressed to YPF during November 2011. Additionally, the plaintiff notified YPF that it was terminating the contract invoking YPF’s fault, basing its decision on the alleged lack of payment of transportation fees, reserving the right to claim for damages. After that, TGN filed the lawsuit claiming for damages mentioned above. The total amount claimed by TGN amounts to approximately US$ 207 million as of the date of these consolidated financial statements. YPF has answered the mentioned claims, rejecting them based in the legal impossibility for TGN to render the transportation service and in the termination of the transportation contract determined by YPF and notified with a complaint initiated before ENARGAS. On the trial for the collection of bills, on September 2011, YPF was notified of the resolution of the Court of Appeals rejecting YPF’s claims and declaring that ENARGAS is not the appropriate forum to decide on the matter and giving jurisdiction to the Civil and Commercial Federal courts to decide on the claim for the payment of unpaid invoices mentioned above.

Regarding the previously mentioned issue, on April 8, 2009, YPF had filed a complaint against TGN with ENARGAS, seeking the termination of the natural gas transportation contract with TGN in connection with the natural gas export contract entered with AESU and other parties. The termination of the contract with that company is based on: (a) the impossibility for YPF to receive the service and for TGN to render the transportation service, due to (i) the termination of the natural gas contract with Sulgás/AESU and (ii) the legal impossibility of assigning the transportation contract to other shippers because of the regulations in effect, (b) the legal impossibility for TGN to render the transportation service on a firm basis because of certain changes in law in effect since 2004, and (c) the “Teoría de la Imprevisión” available under Argentine law, when extraordinary events render a party’s obligations excessively burdensome.

In addition, Nación Fideicomisos S.A. (NAFISA) had initiated a claim against YPF in relation to payments of applicable fees for natural gas transportation services to Uruguaiana corresponding to the transportation invoices claimed by TGN. A mediation hearing finished without arriving to an agreement, concluding the pre-trial stage. Additionally, on January 12, 2012 and following a mediation process which ended without any agreement, NAFISA filed a complaint against YPF, under article 66 of Law No. 24,076, before ENARGAS, claiming the payment of certain transportation charges in an approximate amount of 339. On February 8, 2012, YPF answered the claim raising ENARGAS’ lack of jurisdiction (as the Company did in the proceeding against TGN), the accumulation in the “TGN vs. YPF” trial and rejecting the claim based on the theory of legal impossibility. On the same date, was also submitted in the trial “TGN vs. YPF” similar order of accumulation. On April 12, 2012, ENARGAS resolved in favor of NAFISA. On May 12, 2012 YPF filed an appeal against such resolution to the National Court of Appeals in the Federal Contentious Administrative. In the opinion of YPF’s Management, the matters referred to above, will not have a material adverse effect on the Company’s results of operations.

As of September 30, 2013, the Company has provisioned costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

La Plata and Quilmes environmental claims:

La Plata: In relation with the operation of the refinery that YPF has in La Plata, there are certain claims for compensation of individual damages purportedly caused by the operation of the La Plata refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, YPF submitted a presentation before the Environmental Secretariat of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right of indemnity for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata refinery.

On January 25, 2011, YPF entered into an agreement with the environmental agency of the Government of the Province of Buenos Aires (Organismo Provincial para el Desarrollo Sostenible (“OPDS”)), within the scope of the Remediation, Liability and Environmental Risk Control Program, created by Resolution No. 88/10 of the OPDS. Pursuant to the agreement, the parties agreed to jointly perform an eight-year work program in the channels adjacent to the La Plata refinery, including characterization and risk assessment studies of the sediments. The agreement provides that, in the case that a required remediation action is identified as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for the implementation. Dating studies will also be performed pursuant to the agreement, in order to determine responsibilities of the Argentine Government in accordance with its obligation to hold YPF harmless in accordance with the article 9 of the Privatization Law No. 24,145. YPF has provisioned the estimated cost of the characterization and risk assessment studies mentioned above. The cost of the remediation actions, if required, will be recorded in those situations where the loss is probable and can be reasonably estimated.

Quilmes: Citizens which allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in the poliduct running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state-owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The suit is still pending. On November 25, 2009, the proceedings were transferred to the Federal Court on Civil and Commercial Matters No. 3, Secretariat No. 6 in Buenos Aires City and on March 4, 2010, YPF answered the complaint and requested the citation of the Argentine Government. In addition to the aforementioned, the Company has other 26 judicial claims against it with total claims amounting to approximately 19. Additionally, YPF is aware of the existence of other out of court claims which are based on similar allegations.

Other claims and environmental liabilities:

In relation to environmental obligations, and in addition to the hydrocarbon wells abandonment legal obligations for 8,487 as of September 30, 2013, the Company has provisioned 1,133 corresponding to environmental remediation, which evaluations and/or remediation works are probable and can also be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

In addition to what has been mentioned in the preceding paragraphs, laws and regulations relating to health and environmental quality in the United States of America affect nearly all the operations of YPF Holdings Inc. (hereinafter mentioned as “YPF Holdings Inc.” or “YPF Holdings”). These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent reasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions Inc. (“Tierra”), both controlled by YPF Holdings Inc., could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary.

YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent law regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements, among other things. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

In the following discussion, references to YPF Holdings Inc. include, as appropriate and solely for the purpose of this information, references to Maxus and Tierra.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the selling date, September 4, 1986 (the “selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date.

The most significant contingencies recorded by the controlled company YPF Holdings Inc. are described in the following paragraphs. YPF Holdings Inc.’s management believes it has adequately provisioned for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such provisions in the future.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant. The interim remedial plan has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has provisioned approximately 87 in connection with such activities.

Passaic River, New Jersey. Maxus, complying with its contractual obligation to act on behalf of Occidental, negotiated an agreement with the EPA (the “1994 AOC”) under which Tierra has conducted testing and studies near the Newark plant site, adjacent to the Passaic River. While some work remains, the work under the 1994 AOC was substantially subsumed by the remedial investigation and feasibility study (“RIFS”) being performed and funded by Tierra and a number of other entities of the lower portion of the Passaic River pursuant to a 2007 administrative settlement agreement (the “2007 AOC”). The parties to the 2007 AOC are discussing the possibility of further work with the EPA. The entities that have agreed to fund the RIFS have negotiated an interim allocation of RIFS costs among themselves based on a number of considerations. This group is called the Cooperative Parties Group (the “CPG”). The 2007 AOC is being coordinated with a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). As of September 30, 2013, approximately 70 entities, including Tierra, have agreed to participate in the RIFS in connection with the PRRP. On May 29, 2012, Occidental, Maxus and Tierra withdrew from the CPG under protest and reserving all their rights. A description of the circumstances of such decision can be found below in the paragraph titled “Passaic River - Mile 10.9 - Removal Action”. However, Occidental continues to be a member of the 2007 AOC and its withdrawal from the CPG does not change its obligations under the 2007 AOC.

The EPA’s findings of fact in the 2007 AOC (which amended the 1994 AOC) indicate that combined sewer overflow/storm water outfall discharges are an ongoing source of hazardous substances to the Lower Passaic River Study Area. For this reason, during the first semester of 2011, Maxus and Tierra signed with the EPA, on behalf of Occidental, an Administrative Settlement Agreement and Order on Consent for Combined Sewer Overflow/Storm Water Outfall Investigation (“CSO AOC”), which became effective in September 2011. Besides providing for a study of combined sewer overflows in the Passaic River, the CSO AOC confirms that there will be no further obligations to be performed under the 1994 AOC. Tierra estimates that the total cost to implement the CSO AOC is approximately US$ 5 million and will take approximately 2 years to complete.

In 2003, the DEP issued Directive No. 1 to Occidental and Maxus and certain of their respective related entities as well as other third parties. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development along a portion of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River is subject to the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been held; however, no agreement has been reached or is assured.

In 2004, the EPA and Occidental entered into an administrative order on consent (the “2004 AOC”) pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota and evaluate remedial alternatives in the Newark Bay and a portion of the Hackensack, the Arthur Kill and Kill van Kull rivers. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway. EPA has issued General Notice Letters to a series of additional parties concerning the contamination of Newark Bay and the work being performed by Tierra under the 2004 AOC. Tierra proposed to the other parties that, for the third stage of the RIFS undertaken in Newark Bay, the costs be allocated on a per capita basis. The parties have not agreed to Tierra’s proposal. However, YPF Holdings lacks sufficient information to determine additional costs, if any, it might have with respect to this matter once the final scope of the third stage is approved, as well as the proposed distribution mentioned above.

In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s cost of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River. The development of this plan was estimated by the DEP to cost approximately US$ 2 million. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified.

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to a number of entities it alleged have a liability for natural resources damages, including Tierra and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. In November 2008, Tierra and Occidental entered into an agreement with the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements. In November 2009, Tierra declined to extend this agreement.

In June 2008, the EPA, Occidental, and Tierra entered into an AOC (“Removal AOC from 2008”), pursuant to which Tierra (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action results in the removal of approximately 200,000 cubic yards (153,000 cubic meters) of sediment, which will be carried out in two different phases. The first phase, which commenced in July 2011, encompasses the removal of 40,000 cubic yards (30,600 cubic meters) of sediments and was substantially completed in the fourth quarter of 2012. The EPA conducted a site inspection in January 2013, and Tierra received written confirmation of completion in March 2013. The second phase involves the removal of approximately 160,000 cubic yards (122,400 cubic meters) of sediment. This second phase will start after according with EPA certain development’s aspects related to it. Pursuant to the Removal AOC from 2008, the EPA has required the provision of financial assurance for the execution of the removal work which could increased or decreased over time if the anticipated cost of completing the removal work contemplated by the Removal AOC from 2008 changes. During the sediment removal action, contaminants which may have come from sources other than the former Diamond Alkali plant will necessarily be removed. YPF Holdings Inc. and its subsidiaries may seek cost recovery from the parties responsible for such contamination, provided contaminants’ origins were not from the Diamond Alkali plant. However, as of the date of issuance of these consolidated financial statements, it is not possible to make any prediction regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action.

In addition, in June 2007, EPA released a draft Focused Feasibility Study (the “FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping, which according to the draft FFS, EPA estimated could cost from US$ 900 million to US$ 2,300 million and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties working under the CPG, submitted comments on the legal and technical defects of the draft FFS to EPA. On September 18, 2012, at a Community Advisory Group (“CAG”) meeting, the EPA described the alternatives considered in the

Focused Feasibility Study (FFS). The EPA stated that the FFS will set forth four alternatives: (i) no action (cost: US$8.6 million); (ii) deep dredging of 9.6 million cubic yards over 11 years (cost: US$ 1.3 billion to US$ 3.4 billion, depending in part on whether the dredged sediment is disposed of in a contained aquatic disposal facility on the floor of Newark Bay (“CAD”) or at an off-site disposal facility); (iii) capping and dredging of 4.3 million cubic yards over 6 years (cost: US$ 1 billion to US$ 1.9 billion, depending in part on whether there is a CAD or off-site disposal; (iv) focused capping and dredging of 0.9 million cubic yards over 3 years (the alternative proposed by the CPG). The EPA indicated that it had discarded alternative (iv) and that is currently in favor of alternative (iii). As of the date of these financial statements, the FFS is expected to be released to the public in December 2013, however, the United States’ Federal government shutdown of October 2013 may delay the release of the FFS. If EPA keeps to the announced schedule, it is anticipated that the final Record of Decision would be issued between twelve to eighteen months after the FFS had been made public. Based on the information available to the Company as of the issuance date of these financial statements, considering the potential final proposal, the results of the studies and discoveries to be produced, the several potential responsible parties involved in the matter, with its consequent potential allocation of removal costs, and also considering the opinion of external counsels, it is not possible to reasonably estimate a loss or range of losses on these outstanding matters. Therefore, no amount has been accrued for this matter by YPF Holdings Inc.

According to the AOC 2007, the 17 miles of the Lower Passaic River from its confluence with Newark Bay to Dundee Dam pursuant to the 2007 AOC will be subject to a Remedial Investigation / Feasibility Study that is anticipated to be completed in 2015, following which EPA will select a remedy and notice it for public comment.

On the other hand, and in relation to the alleged contamination related to dioxin and other “hazardous substances” discharged from Chemicals’ former Newark plant and the contamination of the lower stretch of the Passaic River, Newark Bay, other nearby waterways and surrounding areas in December 2005 the DEP sued YPF Holdings, Tierra, Maxus and several companies, besides Occidental. The DEP seeks remediation of natural resources damaged and punitive damages and other matters. The defendants have made responsive pleadings and filings. In March 2008, the Court denied motions to dismiss by Occidental, Tierra and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of personal jurisdiction. The motion mentioned previously was denied in August 2008, and the denial was confirmed by the Court of Appeal. Notwithstanding, the Court denied to plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February 2009. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International S.A. as additional named defendants. Anticipating this considerable expansion of the number of parties in the litigation, the Court appointed a Special Master to assist the court in the administration of discovery. In September 2010, Governmental entities of the State of New Jersey and a number of third-party defendants filed their dismissal motions and Maxus and Tierra filed their responses. In October 2010, a number of public third-party defendants filed a motion to sever and stay and the DEP joined their motion, which would allow the DEP to proceed against the direct defendants. However, the judge has ruled against this motion in November 2010. Third-party defendants have also brought motions to dismiss, which have been rejected by the assistant judge in January 2011. Some of the mentioned third-parties appealed the decision, but the judge denied such appeal in March 2011. In May 2011, the judge issued Case Management Order No. XVII (CMO XVII), which contains the Trial Plan for the case. This Trial Plan divides the case into two phases, each with its own mini-trials. Phase One will determine liability and Phase Two will determine damages. Following the issuance of CMO XVII, the State of New Jersey and Occidental filed motions for partial summary judgment. The State filed two motions: the first one against Occidental and Maxus on liability under the Spill Act, and against Tierra on liability under the Spill Act. In addition, Occidental filed a motion for partial summary judgment that Maxus owes a duty of contractual indemnity to Occidental for liabilities under the Spill Act. In July and August 2011, the judge ruled that, although the discharge of hazardous substances by Chemicals has been proved, liability allegation cannot be made if the nexus between any discharge and the alleged damage is not established. Additionally, the Court ruled that Tierra has Spill Act liability to the State based merely on its current ownership of the Lister Avenue site; and that Maxus has an obligation under the 1986 Stock Purchase Agreement to indemnify Occidental for any Spill Act liability arising from contaminants discharged on the Lister Avenue site. The Special Master called for and held a settlement conference in November 2011 between the State of New Jersey, on the one hand, and Repsol, YPF and Maxus, on the other hand to discuss the parties’ respective positions, but no agreement was reached.

In February 2012, plaintiffs and Occidental filed motions for partial summary judgment, seeking summary adjudication that Maxus has liability under the Spill Act of New Jersey. In the first quarter of 2012 Maxus, Occidental and plaintiffs submitted their respective briefs. Oral arguments were heard on May 15 and 16, 2012. The Judge held that Maxus and Tierra have direct liability for the contamination generated into the Passaic River. However, volume, toxicity and cost of the contamination were not verified (these issues will be determined in a later phase of the trial). Maxus and Tierra have the right to appeal such decision. On September 11, 2012 the Court issued the track VIII order. The track VIII order governs the process by which the Court will conduct the discovery and trial of the State’s damages against Occidental, Maxus and Tierra (caused by the Diamond Alkali Lister Avenue plant). Under the order, the trial for the first phase of track VIII was scheduled to commence in July 2013. However, this schedule has been changed by the following occurrence.

On September 21, 2012, Judge Lombardi (trial judge) granted the State’s application for an Order to Show Cause to Stay all proceedings against third party defendants who entered into a Memorandum of Understanding (“MOU”) with the State to discuss settlement of the claims against the third party defendants. Recently, the State and the third party defendants have reported that they are continuing to make progress towards a settlement, which were not disclosed to third parties.

On September 27, 2012, Occidental filed its Amended Cross-Claims and the following day, the State filed its fourth Amended Complaint. The principal changes to the State’s pleading concern the State’s allegations against YPF and Repsol, all of which Occidental has adopted in its cross-claims. In particular, there are three new allegations against Repsol involving asset stripping from Maxus and also from YPF based on the Argentine Government’s Mosconi Report. On October 25, 2012, the parties to the litigation agreed to a Consent Order, subject to approval by Judge Lombardi, which, in part, extended the deadline for YPF to respond to the State’s and Occidental’s new pleadings by December 31, 2012, extends fact deposition discovery until April 26, 2013, extends expert discovery until September 30, 2013, and sets trial on the merits for certain allegations for February 24, 2014.

As of September 30, 2013, DEP has not filed with the Court dollar amounts on all its claims, but it has (a) contended that a US$ 50 million cap on damages under one of the New Jersey statutes should not be applicable, (b) alleged that it has incurred approximately US$ 118 million in past “cleanup and removal costs”, (c) is seeking an additional award between US$ 10 and US$ 20 million to fund a study to assess natural resource damages, (d) notified Maxus and Tierra’s legal defense team that DEP is preparing financial models of costs and of other economic impacts and, (e) is seeking reimbursement for external legal fees paid.

During the fourth quarter of 2012 and the first quarter of 2013, YPF, YPF Holdings, Maxus and Tierra together with certain other direct defendants in the litigation, have engaged in on-going mediation and negotiation seeking the possibility of a settlement with the State of New Jersey. During this time, the Court has stayed the litigation. On March 26, 2013, the State advised the Court that a proposed settlement between the State and certain third party defendants had been approved by the requisite threshold number of private and public third party defendants. YPF, YPF Holdings, Maxus and Tierra approved in Boards of Directors the authorization to sign the settlement agreement (the “Agreement”) above mentioned. The proposal of the Agreement, which does not imply endorsement of facts or rights and that it is presented only with conciliatory purposes, is subject to an approval process, publication, comment period and court approval. According to the terms of the Agreement, the state of New Jersey would agree to solve certain claims related with environmental liabilities within a geographic area of the Passaic River, New Jersey, United States of America, initiated against YPF and certain subsidiaries, recognizing to YPF and other participants in the litigation, a limited liability of US$ 400 million, if they are found responsible. In return, YPF would make cash payment of US$ 65 million at the time of approval of the Agreement.

During September 2013, the Court published its Case Management order XVIII (“CMO 18”), which provides a schedule for approval of the settlement agreement, which ends with the intended audience for both December 12 and 13, 2013.

As of September 30, 2013, YPF Holdings has accrued 706 comprising the estimated costs for studies, YPF Holdings Inc.’s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, the estimated costs related to the Removal AOC of 2008 agreement, and in addition certain other matters related to Passaic River and the Newark Bay, also including certain related legal matters. However, it is possible that other works, including interim remedial measures or different from those considered, may be ordered. In addition, the development of new information, the imposition of penalties or remedial actions or the result of negotiations related to the referred matters differing from the scenarios that YPF Holdings Inc. has evaluated, could result in additional costs to the amount currently accrued.

Passaic River Mile 10.9 Removal Action. In February 2012, the EPA issued to the Cooperating Parties Group (“CPG”), of which Tierra then was a member, a draft Administrative Settlement Agreement and order on Consent (“AOC RM 10.9”) for Removal Action and Pilot Studies to address high levels of contamination of 2, 3, 7, 8 TCDD, PCBs, mercury and other contaminants of concern in the vicinity of the Passaic River’s mile 10.9, comprised of a sediment formation (“mud flat”) of approximately 8.9 acres. This proposed AOC RM 10.9 ordered that approximately 16,000 cubic yards of sediments be removed and that pilot scale studies be conducted to evaluate ex situ decontamination beneficial reuse technologies, innovative capping technologies, and in situ stabilization technologies for consideration and potential selection as components of the remedial action to be evaluated in the 2007 AOC and the FFS and selected in one or more subsequent records of decision. Occidental declined to execute this AOC formalized its resignation from the CPG, effective May 29, 2012, under protest and subject to a reservation of rights. On June 18, 2012, the EPA announced that it had signed an AOC for RM 10.9 with 70 Settling Parties, all members of the CPG, which contained, among other requirements, an obligation to provide to the EPA financial assurance, in the amount of US$ 20 million, for the completion of such works. Occidental sent to the CPG and EPA its notice of intent to comply with such order on July 23, 2012 followed by its good faith offer on July 27, 2012 to provide the use of Tierra’s dewatering facility. On August 10, 2012, the CPG rejected Occidental’s good faith offer and, on September 7, 2012, the CPG stated that it has alternative plans for handling sediment to be excavated at RM 10.9 and, therefore, has no use for the existing dewatering facility. EPA, by letter of September 26, 2012, advised that it will be necessary for EPA and Occidental to discuss other options for Occidental to participate and cooperate in the RM 10.9 removal action, as required by its Unilateral Administrative Order. On September 18, 2012, the EPA advised the Passaic River CAG that the bench scale studies of the treatment technologies did not sufficiently lower concentrations of the chemicals to justify the cost, so the RM 10.9 sediments will be removed offsite for disposal. The deadline for Occidental’s submission of financial assurance has been extended to October 15, 2013. Maxus, acting on behalf of OCC, has requested an additional extension of this deadline; EPA has not been able to respond to such request as a consequence of the October 2013 shutdown of the United States federal government.

Based on the information available to the Company as of the issuance date of this report, considering the results of the studies and discovery process as well as the potential responsibility of the other parties involved in this matter and the potential allocation of removal costs, based on the advice of our external and internal legal counsel, it is not possible to reasonably estimate a loss or range of losses related to these outstanding matters. Therefore, no amount has been accrued in respect of these claims.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. DEP has identified over 200 sites in Hudson and Essex Counties alleged to contain chromite ore processing residue either from the Kearny Plant or from plants operated by two other chromium manufacturers.

The DEP, Tierra and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at 40 chromite ore sites in Hudson and Essex Counties alleged to be impacted by the Kearny Plant operations.

Tierra, on behalf of Occidental, is presently performing the work and funding Occidental’s share of the cost of investigation and remediation of these sites. In addition, financial assurance has been provided in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain. Tierra submitted its remedial investigation reports to the DEP in 2001, and the DEP continues to review the report.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in New Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities seeking, among other things, cleanup of various sites where chromite ore processing residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. In February 2008, the parties reached an agreement in principle, for which Tierra, on behalf of Occidental, agreed to pay US$ 5 million and perform remediation works in three sites, with a total cost of approximately US$ 2 million, subject to the terms of a Consent Judgment between and among DEP, Occidental and two other parties, which was published in the New Jersey Register in June 2011, and became final and effective as of September 2011. Pursuant to the Consent Judgment, the US$ 5 million payment was made in October 2011 and a master schedule was delivered to DEP for the remediation during a ten-year period, of the three orphan sites plus the remaining chromite ore sites (approximately 28 sites) under the Kearny ACO. DEP indicated that it could not approve a ten-year term; consequently, Maxus submitted a revised eight-year schedule which was approved by DEP on March 24, 2013.

In November 2005, several environmental groups sent a notice of intent to sue the owners of the properties adjacent to the former Kearny Plant (the “adjacent property”), including among others Tierra, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, not to file suit. After the original agreement expired, the parties entered into a new Standstill Agreement, effective since March 7, 2013.

In March 2008, the DEP approved an interim response action plan for work to be performed at the Kearny Plant by Tierra and the adjacent property by Tierra in conjunction with other parties. As of the date of issuance of these consolidated financial statements, work on the interim response action has begun. This adjacent property was listed by EPA on the National Priority List in 2007. In July 2010, EPA notified Tierra, along with three other parties, which are considered potentially responsible for this adjacent property and requested to conduct a RIFS for the site. The parties have agreed to coordinate remedial efforts, forming the “Peninsula Restoration Group” or “PRG.” In the fourth quarter 2011, the PRG reached an agreement in principle with a new party, whereby would join the PRG. The PRG is in active negotiations with the EPA for an RIFS AOC for the Standard Chlorine Chemical Company, which was jointly signed with another three potentially responsible parties during May 2013. It is estimated that on-site work will likely begin during the fourth quarter of 2013, once EPA approves the work plan.

Pursuant to a request of the DEP, in the second half of 2006, the PRG tested the sediments in a portion of the Hackensack River near the former Kearny Plant. A report of those test results was submitted to the DEP. DEP requested additional sampling, and the PRG submitted to DEP work plans for additional sampling in January 2009. In March 2012, the PRG received a Notice of Deficiency (“NOD”) letter from DEP. In the NOD, DEP seeks to expand the scope of work that would be required in the Hackensack River under the SRIWP to add both additional sample locations/core segments and parameters. While the PRG acknowledges that it is required to investigate and prevent chrome releases from certain upland sites into the river, the PRG contends that it is has no obligation under the governing ACOs and Consent Judgment to investigate chrome contamination in the river generally. Negotiations between the PRG and the DEP are ongoing.

As of September 30, 2013, there are approximately 108 accrued in connection with the foregoing chrome-related matters. The study of the levels of chromium has not been finalized, and the DEP is still reviewing the proposed actions. The cost of addressing these chrome-related matters could increase depending upon the final soil actions, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the Chemical’s operation until 1976 of one chromite ore processing plant (“Chrome Plant”), the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a RIFS at the former Painesville’s Plant area. OEPA has divided the Painesville Work Site into 20 operable units, including operable units related to groundwater. Tierra has agreed to participate in the RIFS as required by the OEPA. Tierra submitted the remedial investigation report to the OEPA, which report was finalized in 2003. Tierra will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific operable units within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects related to investigation, remediation, or operation and maintenance activities for each operable unit within the Site, additional amounts will need to be provisioned.

Over fifteen years ago, the former Painesville Works Site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these consolidated financial statements, the site has not been listed. As of September 30, 2013, YPF Holdings Inc. has accrued a total of 111 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any required changes, including additions, to its provision as may be necessary.

Other Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property required Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. Additionally, in 2007 the parties have reached an agreement with the Federal and State Natural Resources Trustees concerning natural resources damages. In 2008, the Final Damage Assessment and Restoration Plan/Environmental Assessment were approved, specifying the restoration projects to be implemented. During the first semester of 2011, Tierra negotiated, on behalf of Occidental, a draft Consent Decree with governmental agencies of the United States and Texas addressing natural resource damages at the Greens Bayou Site. The Consent Decree was signed by the parties in January 2013 through which it is agreed to reimburse certain costs incurred by the afore mentioned governmental agencies and conducting two restoration projects for a total amount of US$ 0.8 million. Although the primary work was largely finished in 2009, some follow-up activities and operation and maintenance remain pending. As of September 30, 2013, YPF Holdings Inc. has accrued 21 for its estimated share of remediation activities associated with Greens Bayou facility.

In June 2005, the EPA designated Maxus as PRP (Potential Responsible Party) at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site.

In 2007, Maxus signed with four other parties potentially involved, an AOC to conduct RIFS about contamination in the soil, groundwater, as well as in the Kinnickinnic River sediments. Exposure of Maxus at the site appears linked to the period 1966-1973, although there is some controversy about it.

Preliminary Works in connection with the RIFS of this site commenced in the second half of 2006.

On June 6, 2012 the PPR Group submitted a proposed Field Sampling Plan (FSP) that included detailed plans for the remaining upland investigation and a phased approach to the sediment investigation. In July 2012, EPA responded to the FSP requiring expanded sediment sampling as part of the next phase of the investigation and additional evaluation for the possible presence of distinct coal and coke layers on parts of the upland portion of the Site. In December 2012, EPA approved the PRP Group’s revised FSP, and the PRP Group commenced upland and sediment investigation activities. The estimated cost of implementing the field work associated with the FSP is approximately US$ 0.8 million.

YPF Holdings Inc. has accrued 5 as of September 30, 2013 for its estimated share of the costs of the RIFS. The main outstanding issue lies in determining the extent of the studies of sediments in the river that may be required. YPF Holdings Inc. lacks sufficient information to determine additional costs, if any; it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. The potentially responsible parties, including Maxus on behalf of Occidental, formed a PRP Group to finance and perform an AOC RIFS. The RIFS has been completed and the EPA has selected a Final Remedy, the EPA Superfund Division Director signed the Record of Decision on September 20, 2009. The PRP Group signed a Consent Decree in the second quarter of 2012 which became effective in July, 2012. During the second semester of 2012 the PRP group began the phase of design and planning, and the remedial actions will take place in 2013. As of September 30, 2013 YPF Holdings has accrued 8 in connection with its obligations for this matter.

Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known relationship. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of September 30, 2013, YPF Holdings Inc. has accrued approximately 21 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at the present time.

Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with a lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of September 30, 2013, YPF Holdings Inc. has accrued 21 in connection with its estimate of these obligations.

Legal Proceedings. In 2001, the Texas State Controller assessed Maxus approximately US$ 1 million in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest.

In August 2004, the administrative law judge issued a decision affirming approximately US$ 1 million of such assessment, plus penalty and interest. YPF Holdings Inc. believes the decision is erroneous, but has paid the revised tax assessment, penalty and interest (a total of approximately US$ 2 million) under protest. Maxus filed a suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action, additionally, settlement negotiations are ongoing.

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, notwithstanding the fact that said agreement contains a twelve-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the twelve-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of costs in addition to YPF Holdings Inc.’s current provisions for this matter. Maxus has paid approximately US$ 17 million to Occidental. In March 2012, Maxus paid to OCC US$ 0.6 million covering OCC’s costs for 2010 and 2011, and in September 2012 Maxus paid to OCC an additional US$ 31 thousand for OCC’s costs for the first semester of 2012. Maxus anticipates that OCC’s costs in the future under the Dallas case will not exceed those incurred in the first semester of 2012. Most of the claims that had been rejected by Maxus based on the twelve-year cut-off period, were related to “Agent Orange”. All pending Agent Orange litigation was dismissed in December 2009, and although it is possible that further claims may be filed by unknown parties in the future, no further significant liability is anticipated. Additionally, the remaining claims received and refused consist primarily of claims of potential personal injury from exposure to vinyl chloride monomer (“VCM”), and other chemicals, although they are not expected to result in significant liability. However, the declaratory judgment includes liability for claims arising in the future, if any, related to this matters, which are currently unknown as of the date of issuance of these consolidated financial statements, and if such claims arise, they could result in additional liabilities for Maxus. As of September 30, 2013, YPF Holdings Inc. has accrued approximately 2 in respect to these matters.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and following post judgment motions, the court entered a decision setting Occidental’s liability at 15.96% of the past and future costs to be incurred by one of the plaintiffs. Maxus appealed this matter. In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents, and remanded the case to the District Court for further proceedings. Maxus took the position that the exclusion of the evidence should reduce Occidental’s allocation by as much as 50%. The District Court issued its Amended Findings of Fact and Conclusions of Law in January 2011, requiring Maxus to pay, on behalf of Occidental, 15.86% of the past and future costs to be incurred by one of the plaintiffs. On behalf of Occidental, Maxus presented an appeal in the first semester of 2011. The U.S. Court of Appeals for the Fifth Circuit affirmed the District Court’s ruling in March 2012. Maxus paid to the plaintiff, on behalf of Occidental, US$ 2 million in June 2012 covering past costs. Is still pending the obligation to pay some future costs. As of September 30, 2013, YPF Holdings Inc. has accrued 5 in respect of this matter.

In May 2008, Ruby Mhire and others (“Mhire”) brought suit against Maxus and other third parties, alleging that various parties including a predecessor of Maxus had contaminated certain property in Cameron Parish, Louisiana, during oil and gas activities on the property. Maxus’ predecessor operated on the property from 1969 to 1989. The Mhire plaintiffs have demanded remediation and other compensation from approximately US$ 159 million to US$ 210 million basing themselves on plaintiff’s experts study. During June 2012, the parties in the case held a court-ordered mediation. Plaintiff sought US$ 30 million from Maxus and two parties which was rejected by the defendants. YPF Holdings presently believes that relatively little remediation activity is merited and intends to vigorously defend the case. Maxus has made appropriate responsive pleadings in the matter, also has requested a change of venue for the treatment of the matter. On June 2013, Maxus signed an agreement with its demandants, in which Maxus has to make installment payments over three years, and by which also forced itself to remediate the site. As of September 30, 2013, YPF Holdings Inc. has accrued approximately 75 in respect to these matters.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits and environmental situations, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition or its future results of operations. YPF Holdings Inc. provisioned legal contingences and environmental situations that are probable and can be reasonably estimated.

Tax claims:

The Company has received several claims from the Administración Federal de Ingresos Públicos (“AFIP”) and from provincial and municipal fiscal authorities, which are not individually significant, and which have been provisioned based on the best information available as of the date of the issuance of these financial statements.

4.	CAPITAL STOCK

The Company’s subscribed capital as of September 30, 2013, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of September 30, 2013, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

Until the enforcement of Law No. 26,741 detailed in the next paragraphs, Repsol S.A. (“Repsol”) had a participation in the Company, directly and indirectly, of approximately 57.43% shareholding while Petersen Energía S.A. (“PESA”) and its affiliates exercised significant influence through a 25.46% shareholding.

Law No. 26,741 enacted on May 4, 2012, changed the Company’s shareholding structure. The mentioned Law declared as national public interest and subject to expropriation the Class D Shares of the Company owned by Repsol, its controlled or controlling entities, representing the 51% of the Company’s equity. According to Law 26,741, achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, is thereby declared of national public interest and a priority for Argentina, with the goal of guaranteeing socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions. The shares subject to expropriation will be distributed as follows: 51% for the Argentine federal government and 49% for certain Argentine Provinces.

On April 30, 2013, a General Ordinary Shareholders’ meeting was held, which has approved the financial statements of YPF for the year ended December 31, 2012 and additionally decided the following in relation with the distribution of earnings of fiscal year ended as of December 31, 2012: (i) appropriate to a special reserve 3,648 corresponding to the initial application of IFRS pursuant to General Resolution No. 609 of the CNV; (ii) appropriate the amount of 120 to a reserve for future acquisition of YPF shares under the “performance and bonus program” mentioned in the Director’s report of the financial statements for the year ended December 31, 2012 giving to the Board of Directors the opportunity to acquire shares when it considers it convenient and to comply with the commitments assumed and to be assumed in relation with the mentioned program; (iii) to appropriate the amount of 2,643 to constitute a reserve for investment in accordance with the article 70, third paragraph of the Law No. 19,550 of Argentine Corporations as amended; and (iv) the appropriation to a reserve for future dividends in an amount of 330, empowering the Board of Directors to determine the opportunity of payment which should not exceed the ending of the present fiscal year. On August 9, 2013, the Board of Directors decided to pay a dividend of $ 0.83 per share which was available for shareholders on August 28, 2013.

During September 30, 2013, the Company purchased 1,047,513 shares issued for an amount of 93, all in accordance with the decision previously mentioned. The cost of such purchases is accounted in equity in the “Acquisition cost of treasury shares” account, while the nominal value and the adjustment due to the monetary restatement effect pursuant Previous GAAP have been reclassified from “Subscribed Capital” and “Adjustments to contributions” accounts to “Treasury shares” and “Adjustment to treasury shares”, respectively.

5.	INVESTMENTS IN COMPANIES AND JOINT VENTURES AND OTHER AGREEMENTS

The following table shows in aggregate, considering that none of the companies are individually material, the amount of investments in affiliated companies and joint ventures as of September 30, 2013 and December 31, 2012:

	September 30, 2013	December 31, 2012
Amount of investments in affiliated companies accounted for using the equity method	230	603
Amount of investments valued at cost	14	12

Sub-Total participations in affiliated companies and others	244	615

Amount of investments in joint ventures accounted for using the equity method	1,326	1,311

Sub-Total participations in joint ventures	1,326	1,311

Provision for reduction in value of holdings in companies	(12)	(12)

	1,558	1,914

The main changes that affected the carrying amount of the investments previously mentioned, during the nine-month periods ended on September 30, 2013 and 2012, are the following:

	For the nine-month period ended on September 30, 2013		For the nine-month period ended on September 30, 2012
Amount at the beginning of year	1,914		2,013
Acquisitions and contributions	11		—
Income from investments accounted for using the equity method	77		98
Dividends declared	(136)		(135)
Translation difference	283		98
Other	(591	)(1)	1

Amount at the end of period	1,558		2,075

(1)	Primarily includes the movements generated in relation with the spin-off of Pluspetrol Energy S.A.

Exhibit I.b provides information of investments in companies.

The following table shows the main magnitudes of income/(expenses) from the investments in companies, calculated according to the equity method, for the nine-month periods ended on September 30, 2013 and 2012 (see Exhibit I). YPF has made adjustments, where applicable, to the amounts reported by such companies in order to conform with the accounting principles used by such companies to those used by YPF:

	Affiliated companies			Joint ventures
	2013		2012	2013	2012
Net income (loss)	103	(1)	23	(26)	75
Other comprehensive income	119		4	164	94

Comprehensive income for the period	222		27	138	169

(1)	Includes 156 corresponding to revaluation of investment in companies.

Additionally, as mentioned in Note 1.a), the Company participates as of September 30, 2013 in Joint Operations which give to the Company a percentage contractually established over the rights of the assets and obligations that emerge from the contracts. Interest in such Joint Operations have been consolidated line by line on the basis of the mentioned interest over the assets, liabilities, income and expenses related to each contract. Interest in Joint Operations have been calculated based upon the latest available financial statements as of the end of each period or year, taking into consideration significant subsequent events and transactions as well as information available to the Company’s Management. Exhibit II includes a detail of the most significant Joint Operations in which the Company participates, indicating the nature of its operations.

The exploration and production joint operations and other agreements in which YPF participates allocate the hydrocarbon production to each partner based on the ownership interest, consequently such hydrocarbons are commercialized directly by the partners recognizing each of them the corresponding economic effects.

The assets and liabilities as of September 30, 2013 and December 31, 2012, and expense for the nine-month periods ended on September 30, 2013 and 2012 of the Joint Operations and other agreements are as follows:

	As of September 30, 2013	As of December 31, 2012
Noncurrent assets	8,249	7,136
Current assets	583	551

Total assets	8,832	7,687

Noncurrent liabilities	2,113	1,661
Current liabilities	1,084	1,048

Total liabilities	3,197	2,709

	For the nine-month period ended on September 30,
	2013	2012
Production cost	3,315	2,781
Exploration expenses	41	265

6.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company enters into operations and transactions with related parties according to general market conditions, which are part of the normal operation of the Company with respect to their purpose and conditions.

As mentioned in Note 4, on May 3, 2012, Law No. 26,741, was passed by the Argentine Congress, which declared of public utility and subject to expropriation the 51% of the equity of YPF represented by an equal percentage of Class D shares owned, directly or indirectly, by Repsol and its controlled or controlling entities, and at the same time, establishing the temporally occupation of such shares pursuant to the terms of articles 57 and 59 of Law No. 21,499. The information detailed in the tables below shows the balances with joint ventures and affiliated companies as of September 30, 2013 and December 31, 2012 and transactions with the said parties for the nine-month periods ended September 30, 2013 and 2012. Additionally the transactions held with the entities within the Repsol group and PESA’s affiliates are included until the date the conditions required to be considered as related parties were met.

	September 30, 2013				December 31, 2012
	Trade receivables	Other receivables		Accounts payable	Trade receivables	Other receivables		Accounts payable
	Current	Current	Non Current	Current	Current	Current	Non Current	Current
Joint ventures:
Profertil S.A.	22	1	—	63	29	6	—	37
Compañía Mega S.A. (“Mega”)	490	4	—	24	422	5	—	19
Refinería del Norte S.A. (“Refinor”)	106	—	—	23	61	23	—	6

	618	5	—	110	512	34	—	62

Affiliated companies:
Central Dock Sud S.A.	1	5	426	17	89	4	350	8
Pluspetrol Energy S.A.	—	—	—	—	76	—	—	2
Oleoductos del Valle S.A.	—	—	—	12	—	—	—	6
Terminales Marítimas Patagónicas S.A.	—	—	—	12	—	—	—	11
Oleoducto Trasandino (Argentina) S.A.	—	—	—	2	—	—	—	2
Gasoducto del Pacífico (Argentina) S.A.	—	—	—	14	—	—	—	6
Oiltanking Ebytem S.A.	—	—	—	18	—	—	—	15
Metrogas S.A.	—	—	—	—	104	—	—	—
Bizoy S.A.	—	18	—	—	—	—	—	—

	1	23	426	75	269	4	350	50

Others	—	—	—	1	1	—	—	—

	619	28	426	186	782	38	350	112

	2013			2012
	Revenues	Purchases and Services	Interest and fees gained, net	Revenues	Purchases and Services	Interest and fees gained (lossed), net
Joint ventures:
Profertil S.A.	90	172	—	88	197	—
Mega	1,195	206	—	1,224	118	—
Refinor	410	50	—	377	112	—

	1,695	428	—	1,689	427	—

Affiliated companies:
Central Dock Sud S.A.	94	57	12	94	22	—
Pluspetrol Energy S.A.(1)	142	54	—	32	22	—
Oleoductos del Valle S.A.	—	44	—	—	34	—
Terminales Marítimas Patagónicas S.A.	1	71	—	—	55	—
Oleoducto Trasandino (Argentina) S.A.	—	9	—	—	5	—
Gasoducto del Pacífico (Argentina) S.A.	—	41	—	—	26	—
Oiltanking Ebytem S.A.	—	73	—	—	64	—
Metrogas S.A.(1)	—	—	—	90	—	—
Bizoy S.A.	16	—	—	—	—	—

	253	349	12	216	228	—

Repsol	—	—	—	8	2	—
Repsol Transporte y Trading S.A.	—	—	—	—	366	—
Repsol Gas S.A.	—	—	—	78	1	—
Others	—	—	—	7	18	(10)

	—	—	—	93	387	(10)

	1,948	777	12	1,998	1,042	(10)

(1)	Operations are disclosed up to the corresponding business combination (see Note 13).

Additionally, in the normal course of business, and taking into consideration that YPF is the largest oil and gas company in Argentina, its client/suppliers’ portfolio encompasses both private sector entities as well as national, provincial and municipal public sector entities. As required by IAS 24 “Related Party Disclosures”, among the major transactions referred to above the most important are the provision of fuel oil to CAMMESA, which will be used in thermal power plants, and the purchases of energy from CAMMESA (the operations for the nine-month periods ended September 30, 2013, amounted to 1,698 and 580, respectively, and for September 30, 2012 amounted to 1,422 and 368, while the net balance as of September 30, 2013 and December 31, 2012 was a receivable of 446 and 96, respectively); the regasification service provided to ENARSA in the regasification projects of GNL in Escobar and Bahía Blanca and the purchase of natural gas from ENARSA, which ENARSA imports from Bolivia (the operations for the nine-month periods ended September 30, 2013 amounted 896 and 477, respectively, and for September 30, 2012 amounted 1,154 and 854, respectively, while the net balance as of September 30, 2013, and December 31, 2012, was a receivable of 774 and 356, respectively); the provision of jet fuel to Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A. (the operations for the nine-month periods ended September 30, 2013 and 2012 amounted 1,088 and 572, respectively, while the net balance as of September 30, 2013, and December 31, 2012, was a receivable of 85 and 61, respectively); the benefits of the incentive scheme for the Additional Injection of natural gas (see “Gas agreement” in Note 11.c) with the Department of Federal Planning Investment and Services (the operations for the nine-month period ended on September 30, 2013 amounted to 3,295, while the net balance as of September 30, 2013, and December 31, 2012, was a receivable of 2,468 and 82, respectively) and the compensation for providing gas oil to public transport of passengers at a differential price with the Argentine Secretariat of Domestic Commerce (the operations for the nine-month period ended on September 30, 2013, amounted to 1,561, while the net balance as of that date was a receivable of 41). Such transactions are generally based on medium-term agreements and are provided according to general market or regulatory conditions, as applicable. Additionally, the Company has entered into certain financing transactions with entities related to the national public sector, as defined in IAS 24, whose main operations are described in Note 2.i) of these financial statements.

The table below discloses the compensation for the Company’s key management personnel, including members of the Board of Directors and principal managers (managers with executive functions appointed by the Board of Directors), for the nine-month periods ended September 30, 2013 and 2012:

	2013(1)	2012(1)
Employee benefits (short-term)	60	57
Shared-based benefits	22	—
Post-retirement benefits	2	2
Termination benefits	—	8
Other long-term benefits	—	2

	84	69

(1)	Includes the compensation for YPF’s key management personnel which developed their functions during the mentioned periods.

7.	BENEFIT PLANS AND OTHER OBLIGATIONS

Following is disclosed the information about pension plans and other obligations of YPF Holdings Inc. The last actuarial evaluation for the plans mentioned above was made as of December 31, 2012.

Defined-benefit obligations

	As of September 30, 2013	As of December 31, 2012
Net present value of obligations	180	152
Fair value of assets	—	—
Deferred actuarial losses	—	—

Recognized net liabilities	180	152

Changes in the fair value of the defined-benefit obligations

	For the nine-month period ended September 30, 2013	For the nine-month period ended September 30, 2012
Liabilities at the beginning of the period/year	152	143
Translation differences	33	14
Interest costs	4	4
Benefits paid, settlements and amendments	(9)	(9)

Liabilities at the end of the period/year	180	152

Changes in the fair value of the plan assets

	For the nine-month period ended September 30, 2013	For the nine-month period ended September 30, 2012
Fair value of assets at the beginning of the period/year	—	—
Employer and employees contributions	9	9
Benefits paid and settlements	(9)	(9)

Fair value of assets at the end of the period/year	—	—

Amounts recognized in the Statement of Income

	For the nine-month period ended September 30, 2013	For the nine-month period ended September 30, 2012
Service costs	—	—
Interest costs	(4)	(4)
Gains (Losses) on settlements and amendments	—	—

Total recognized as expense of the period	(4)	(4)

Actuarial assumptions

	2013	2012
Discount rate	2.5 – 3%	3.4 – 3.7%
Expected return on assets	N/A	N/A
Expected increase on salaries	N/A	N/A

Expected employer’s contributions and estimated future benefit payments for the outstanding plans are:

Expected employer’s contributions during 2013	16
Estimated future benefit payments are as follows:
2013	12
2014	15
2015	14
2016	13
2017 – 2075	101

The weighted average duration used in the estimation of future payments was between 7.29 and 8.27.

The Company has performed a sensitivity analysis related to variations of 1% in the discount rate and in the trend of medical costs for the mentioned plans, without having, such changes, a significant effect in the liability recognized or net income for the period.

For additional information about other existing benefit plans, see Note 1.b).10.

8.	OPERATING LEASES

As of September 30, 2013, the principal contracts related to operating leases include:

•	Leasing of production equipment used in fields and equipment for natural gas compression, whose contracts have an average duration of 3 years with an option to renew for an additional year and for which contingent payments are calculated based on a rate per unit of use (pesos per hour/day of use).

•	Leasing of vessels and barges for the transportation of hydrocarbons, whose contracts have an average duration of 5 years and for which contingent payments are calculated based on a rate per unit of use (pesos per hour/day of use).

•	Leasing of land for the installation and operation of service stations, whose contracts have an average duration of approximately 10 years and for which contingent payments are calculated based on a rate per unit of estimated sales of fuel.

Expenses recognized for the nine-month periods ended September 30, 2013 and 2012, related to operating leases amounted to approximately 2,623 and 1,713, respectively, comprising of 1,237 and 702 of minimum payments, and 1,386 and 1,011 to contingent payments, which have been recorded in the “Rental of real estate and equipment” and “Operation Services and other Service Contracts” accounts.

As of September 30, 2013, the estimated future payments related to these contracts are:

	Within 1 year	From 1 to 5 years	Over 6 years
Estimated future payments	2,295	3,374	201

9.	EARNINGS PER SHARE

As of the date of issuance of these financial statements, YPF has not issued equity instruments that give rise to potential ordinary shares (considering the Company’s intention of settling the share-based benefit plans through treasury shares purchases). As a result, the calculation of diluted earnings per share coincides with the basic earnings per share.

The following table shows the net income and the number of shares that have been used for the calculation of the basic earnings per share:

	For the nine-month periods ended September 30,			For the three-month periods ended September 30,
	2013		2012	2013		2012
Net income attributable to shareholders of the parent	3,207		2,883	1,414		756
Average number of shares outstanding	392,970,651	(1)	393,312,793	392,434,877	(1)	393,312,793
Basic and diluted earnings per share (pesos per share)	8.16		7.33	3.60		1.92

(1)	In the calculation are considered 1,047,513 treasury shares purchased as of September 30, 2013.

Basic and diluted earnings per share are calculated as shown in Note 1.b.14.

10.	INCOME TAX

The reconciliation of pre-tax income included in the consolidated statement of comprehensive income, at the statutory tax rate, to the income tax as disclosed in the consolidated statements of comprehensive income for the nine-months periods ended September 30, 2013 and 2012, respectively, is as follows:

	For the nine-month period ended on September 30,
	2013	2012
Net income before income tax	8,383	6,094
Statutory tax rate	35%	35%

Statutory tax rate applied to net income before income tax	(2,934)	(2,133)
Effect of the valuation of fixed assets and intangible assets measured in functional currency	(3,759)	(1,485)
Income from investments in companies	27	34
Non-taxable income - Law No. 19,640 (Tierra del Fuego)	5	27
Tax loss carry forwards	(95)	(18)
Miscellaneous(1)	1,574	364

Income tax expense	(5,182)	(3,211)

(1)	Primarily includes the adjustment of the exchange rate difference calculated for tax purposes and the effect on the valuation of inventories of the amortization of fixed assets calculated in the functional currency of the Company.

The Company did not recognize deferred income tax assets amounting to 3,132 and 2,523 as of September 30, 2013 and December 31, 2012, respectively, from which 531 and 441 correspond to taxable temporary differences not recoverable, and 2,601 and 2,082 correspond to tax loss carry forwards from certain subsidiaries, since they do not meet the recognition criteria set forth under IFRS. From the tax loss carry forwards above mentioned, as of September 30, 2013, 2,367 will expire between the years 2018 and 2031 and 20 have an indefinite carry forward.

The composition of the Company’s deferred income tax assets and liabilities as of September 30, 2013, and December 31, 2012, is as follows:

	September 30, 2013	December 31, 2012
Deferred tax assets
Nondeductible provisions and other liabilities	1,576	1,055
Tax loss and other tax credits	45	45
Miscellaneous	132	54

Total deferred tax assets	1,753	1,154

Deferred tax liabilities
Fixed assets	(8,144)	(5,125)
Miscellaneous	(772)	(666)

Total deferred tax liabilities	(8,916)	(5,791)

Net deferred tax liability	(7,163)	(4,637)

As of September 30, 2013 and December 31, 2012, the reasons that generated charges into the “Other Comprehensive Income” did not generate temporary differences.

11.	CONTINGENT LIABILITIES, CONTINGENT ASSETS, CONTRACTUAL COMMITMENTS, MAIN REGULATIONS AND OTHERS

a) Contingent liabilities

The Company has the following contingencies and claims, individually significant, that the Company’s management, in consultation with its external counsels, believes have possible outcome. Based on the information available to the Company, including the amount of time remaining before trial among others, the results of discovery and the judgment of internal and external counsel, the Company is unable to estimate the reasonably possible loss or range of loss on certain matters referred to below:

•	Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the CSJN. YPF has answered the demand requesting its rejection, opposing failure of the plaintiff and requiring the summon of the Argentine Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a term to correct the defects of the complaint. On August 26, 2008, the CSJN decided that such defects had already been corrected and on February 23, 2009, ordered that certain provinces, the Argentine Government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until all third parties impleaded appear before the court. As of the date of issuance of these consolidated financial statements, the provinces of Río Negro, Buenos Aires, Neuquén, Mendoza, and the Argentine government have made their presentations, which are not available to the Company yet. The provinces of Neuquén and La Pampa have claimed lack of jurisdiction, which has been answered by the plaintiff, and the claim is pending resolution. On December 13, 2011, the Supreme Court suspended the proceeding for 60 days and ordered YPF and the plaintiff to present a schedule of the meetings that would take place during such suspension, authorizing the participation of the remaining parties and third parties. ASSUPA reported the interruption of the negotiations in the claim and the CSJN declared finalize the 60 days period of suspension property ordered.

Additionally it should be noted that the Company has become aware, however it had not been notified, of two other legal claims brought by ASSUPA against: i) concessionaires of the areas of Golfo San Jorge Basin, and ii) concessionaires of areas of Austral basin. The Company, in case of being notified, expects to answer according to legal terms and the arguments of defence that may correspond to the case.

•	Dock Sud environmental claims: A group of neighbours of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbours of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. At the moment, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

By means of sentence dated July 8, 2008, the CSJN:

(i)	Determined that the Basin Authority (Law No. 26,168) (“ACUMAR”) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“littispendentia”). YPF has been notified of certain resolutions issued by ACUMAR, by virtue of which YPF has been requested to present an Industrial Reconversion Program, in connection with certain installations of YPF. The Program has been presented although the Resolutions had been appealed by the Company;

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviours for the reparation of the environmental damage will continue before the CSJN.

•	Environmental claims in La Plata: YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channel adjacent to the La Plata refinery, the Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 or an amount to be determined from the evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbours of La Plata refinery on June 29, 1999, described in Note 3 of “La Plata and Quilmes environmental claims”. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap.

With respect to claims not consolidated, for the time being, it is not possible to reasonably estimate the monetary outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. Additionally, YPF believes that most damages alleged by the plaintiff, if proved, might be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine Government in accordance with the Privatization Law concerning YPF.

In addition to the information mentioned above, YPF has entered into an agreement with the OPDS in connection with the claims of the channels adjacent to the La Plata refinery, which is described in Note 3 - “La Plata and Quilmes environmental claims”.

•	Other environmental claims in Quilmes: YPF has been notified of a complaint filed by neighbours of Quilmes city, province of Buenos Aires, claiming approximately 248 for compensation for personal damages. Considering the phase of the trial, the evidence available to the date, and the preliminary judgment of internal and external legal advisors, YPF is unable to reasonably estimate the possible loss or range of loss related to this complaint.

•	National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Article 29 of Law 25,156 of Antitrust Protection, from a group of almost thirty natural gas production companies, YPF among them, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with article 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of the Antitrust Law. On January 15, 2007, the Antitrust Board charged YPF and eight other producers with violations of the Antitrust Law. YPF has contested the complaint on the basis that no violation of the law took place and that the charges are barred by the applicable statute of limitations and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with article 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings. On December 14, 2007, the Antitrust Board decided to transfer the motion to the Court of Appeals as a consequence of the appeal presented by YPF against the rejection of the application of the statute of limitations.

In addition, on January 11, 2012, the Argentine Secretariat of Transportation filed with the CNDC a complaint against five oil companies (including YPF), for alleged abuse of a dominant position regarding bulk sales of diesel fuel to public bus transportation companies. The alleged conduct consists of selling bulk diesel fuel to public bus transportation companies at prices higher than the price charged in service stations. According to the provisions of Article 29 of the Antitrust Law, YPF has submitted appropriate explanations to the CNDC, questioning certain formal aspects of the complaint, and arguing that YPF has adjusted its behaviour at all times with current regulations and that it did not set any discrimination or abuse in determining prices.

In addition, YPF is subject to other claims before the Antitrust Board which are related to alleged price discrimination in sale of fuels. Upon the opinion of Management and its legal advisors, such claims have been considered as possible contingencies.

•	Users and Consumers’ Association claim: The “Users and Consumers Association” (Unión de Usuarios y Consumidores) claimed originally against Repsol YPF (then extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 2001. The claim is for an unspecified sum, amounting to 91 in the period 1993 to 1997 (this sum, brought up-to-date would be approximately 484), together with an undetermined amount for the period 1997 to 2001. The Company claimed the application of the statute of limitations (as well as other defences) since, at the date of the extension of the claim, the two-year limit had already elapsed. Notwithstanding, on August 6, 2009, the evidence production period commenced and the evidence is now being produced.

•	Repsol S.A. and others complaints: The Company was notified of a complaint filed by Repsol on July 31, 2012 in the Supreme Court of the State of New York, New York County, USA, against The Bank of New York Mellon (“BNY”) and the Company. In accordance with the contents of such complaint, Repsol claims damages for the alleged failure by BNY to accept and carry out voting instructions provided by Repsol in connection with, among other things, the election of the Company’s Board of Directors at the Company’s shareholders’ meeting on June 4, 2012, thereby allegedly violating BNY’s contractual obligations. Repsol alleges that, in addition to the American Depositary Shares (“ADS”) it owns, it had the right to vote ADS owned by a certain third party that were pledged in Repsol’s favor, and it was unable to exercise such voting rights due to alleged failures by BNY described above and an allegedly inappropriate intervention by the Company whereby the Company instructed BNY not to accept Repsol’s voting instructions. Given the context described above, as well as the nature of the complaint and the results of the evidence presented, the Company cannot estimate a loss or a reasonably possible range of loss. On April 29, 2013, YPF filed a motion to dismiss the complaint and on August 20, 2013 there was a hearing on the matter. This motion has not been resolved yet. It is noted that an initial exchange of witness interrogatories and documentation (discovery) between Repsol and YPF has begun.

Additionally, YPF was notified of three complaints filed by Repsol S.A. in connection with the enforcement of Law 26,741, requesting the invalidation of the Ordinary shareholders’ meetings dated on June 4, 2012, July 17, 2012 and the Annual General Meeting No. 38 on September 13, 2012, all of which have been answered by YPF.

•	YPF class action: On April 16, 2013, YPF has been served of a class action related to certain YPF share sale transactions undertaken by Repsol in March 2011, initiated by Monroe County Employees Retirement System, later consolidated with a similar claim initiated by Felix Portnoy. The claim is based on an alleged failure to inform the market, during the period between December 22, 2009 and April 16, 2012 (period of the class) and consequently the purchaser parties in such transactions, as of the date set forth above, regarding the potential risk of expropriation of the Company, and on the alleged effect on the value of the shares. On July 26, 2013, plaintiffs have notified the parties their intention to amend the complaint for second time, after its first amendment when Felix Portnoy was included in the Plaintiff class. Both YPF and the Underwriters’ representatives (excluded from the first amendment) have expressed their opposition to such proposed second amendment. On October 8, 2013, despite the opposition of YPF, the federal district court of New York, granted the Plaintiffs’ request to file a second amended complaint including new claims under Section 11 of the Securities Act. On 29 October, 2013, Plaintiffs filed a second consolidated amended complaint, that the Company is analysing. According to the particular nature of the claim and the results of the evidence presented, the Company cannot estimate a loss or a reasonably possible range of loss.

Additionally, the Company has received other labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been accrued since Management, based on the evidence available as of the date of issuance of these consolidated financial statements, has assessed them to be possible contingencies.

b) Contingent assets

On April 2, 2013, our facilities in the La Plata refinery were hit by a severe and unprecedented storm, which caused a fire and consequently affected the Coke A and Topping C units in the refinery. These incidents temporarily affected the crude processing capacity of the refinery, which had to be stopped entirely. Seven days after the event, the processing capacity was restored to about 100 mbbl/d through the commissioning of two distillation units (Topping IV and Topping D). Coke A unit is out of service and Topping C unit was launched back in late May, after a technical and human effort of great relevance. Since the launch of the Topping C, the operational capacity of the Refinery La Plata, is estimated at approximately 150 mbbl/d with Coke A not in operation. As a consequence, the Company is in the process of gathering the necessary information and making the corresponding claims to give effect to the existing insurance coverage, at the incident date.

c) Contractual commitments, main regulations and others:

•	Contractual commitments: The Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract. The anticipated estimated losses for contracts in progress, if any, considering the compensations mentioned above, have been charged to the income of the year in which they were identified.

In this order, the Company has renegotiated certain natural gas export contracts, and has agreed, between others, to limit compensations only in case of interruptions and/or suspension of deliveries from any cause, except physical force majeure. Also, the Company has agreed to make investments and export gas to temporarily import certain final products. As of the date of issuance of these financial statements, the Company is fulfilling the agreed commitments mentioned above. To the extent that the Company does not comply with such agreements, we could be subject to significant claims, subject to the defences that the Company might have.

•	Natural gas regulatory requirements: In addition to the regulations that affect the natural gas market mentioned in “Natural gas market” (Note 3), on June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer’s consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription. On January 5, 2012, the Official Gazette published Resolution of the Secretariat of Energy No. 172 which temporarily extends the rules and criteria established by Resolution No. 599/07, until new legislation replaces the Resolution previously mentioned. This Resolution was appealed on February 17, 2012 by filing a motion for reconsideration with the Secretariat of Energy.

Additionally, on October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/2010 that approves the procedure which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe regulations to the producers’ availability of natural gas (“Procedimiento para Solicitudes, Confirmaciones y Control de Gas”). By virtue of these procedures, distributors remain able to request all the natural gas necessary to cover the Priority Demand even in the case of natural gas volumes that exceed those that the Secretariat of Energy would have allocated by virtue of the Agreement ratified by the Resolution No. 599/07. Producers are obligated to confirm all the natural gas requested by distributors to supply the Priority Demand. The producers’ shares in such volumes follow the allocation criterion established by the Agreement 2007-2011. It is not possible to predict the estimated demand of the Argentine market that must be satisfied by the producers, whether or not the producer signed the Agreement 2007-2011. Once the Priority Demand has been supplied, the volumes requested by the rest of the segments must be confirmed, leaving the exports last in order of priority. In case the programming do not yield sustainable results, with respect to the objective of maintaining the equilibrium and preserving the operation of the transportation and distribution systems, the necessary reprogramming and redirections will take place. In case the producer’s confirmations are of a lower volume than requested, the transporters will be in charge of making confirmations adequate by redirecting natural gas until the volume required by distributors according to Priority Demand is completed. This greater volume will have to be withdrawn from the confirmations made by that producer to other clients. If the producer would not have confirmed natural gas to other clients from the same basin, the lacking volume will be requested to the rest of the natural gas producers. Therefore, this procedure imposes a supply obligation that is jointly liable for all producers in case any producer supplies natural gas in a deficient way. YPF has challenged the validity of Resolution No. 1,410/2010.

On November 8, 2011, ENARGAS published Resolution No. 1,982, which supplements Decree No. 2,067 of November 27, 2008, which had created a fiduciary fund to finance natural gas and other imports necessary to complement the natural gas injection required to satisfy the internal demand. This Resolution adjusts the tariff charges established by Executive Decree No. 2,067/08 and extends the type of users reached by the tariff adjustment, including users in the residential segment and gas processing and electric generation companies, among others, which has impacted on the operations of the Company and, very significantly in some companies under joint control, all of which have appealed against such resolution. In particular, the impact that the application of the tariff charge mentioned has on the operations of Mega is so significant that, if the situation is not solved in favour of Mega, it could have serious difficulties in the future to continue its activity.

These consolidated financial statements do not include any adjustments related to the recoverability of the assets of Mega which could be accrued on the assumption that it would cease its activity. This measure applies to consumptions that were made since December 1, 2011. On November 24, 2011, ENARGAS issued Resolution No. 1,991, which extends the type of users that will be required to pay tariff charges. YPF has challenged the validity of such resolutions. On April 13, 2012, a preliminary induction was granted in relation with the processing plant El Portón, suspending the effects of such resolutions with respect to the mentioned plant.

•	Liquid hydrocarbons regulatory requirements: Resolution No. 1,679/04 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/06 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, diesel, aviation fuel, asphalts, certain petrochemicals, certain lubricants, coke and petrochemical derivatives. Resolution No. 715/07 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1,679/04; the fulfilment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/02. In addition, certain regulations establish that exports are subordinated to the supply of the domestic market. In this way, Resolution No. 25/2006 of the Secretariat of Domestic Commerce, issued on October 11, 2006, imposes on each Argentine refining and/or retail company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at least should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

Additionally, Rule No.168/04 requires companies intending to export LPG to first obtain an authorization from the Secretariat of Energy, by demonstrating that local demand was satisfied or that an offer to sell LPG to local demand has been made and rejected.

In January 2008, the Secretariat of Domestic Commerce issued Resolution No.14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

On January 26, 2012, the Secretariat of Domestic Commerce issued Resolution No. 6/2012 whereby (i) YPF and other four oil companies were required to sell diesel oil to public bus transportation companies at a price not higher than the retail price charged on its service station located, in general terms, nearest to the place of delivery of diesel fuel to each such transportation company, while maintaining both historic volumes and delivery conditions; and (ii) it created a price monitoring scheme of both the retail and the bulk markets to be implemented by the CNDC. YPF has appealed that resolution. On February 16, 2012, YPF filed with the CNDC an appeal against Resolution No. 6/2012, for submission to the Civil and Commercial Federal Court of Appeals of Buenos Aires city. Meanwhile, on March 2, 2012, YPF has challenged this Resolution and requested a preliminary injunction against its validity. YPF’s preliminary injunction has been granted and the effects of the Resolution No. 6/2012 have been temporarily suspended, until the appeal is judicially solved. Against that preliminary injection, the Argentinian Federal Government presented an extraordinary federal appeal, which has not yet been served to YPF.

On March 13, 2012, YPF was notified of Resolution No. 17/2012, issued by the Argentine Secretariat of Domestic Commerce, pursuant to which YPF, Shell Compañía Argentina de Petróleo, S.A. and ESSO Petrolera Argentina S.R.L were ordered to supply jet fuel for domestic and international air transport at a price net of taxes not to exceed 2.7% of the price net of taxes of medium octane gasoline (not premium) offered at its closest service station to the relevant airport, while maintaining its existing supply logistics and its usual supply quantities. The abovementioned resolution benefits companies owning aircraft that operate in the field of commercial passenger or commercial passenger and cargo aviation which are registered under the Argentine National Aircraft Registry. According to a later clarification from the Secretary of Domestic Commerce, the beneficiaries of the measure adopted by this resolution are the following companies: Aerolíneas Argentinas, Andes Líneas Aéreas S.A., Austral – Cielos del Sur, LAN Argentina S.A. and Sol S.A. Líneas Aéreas. In addition, in said resolution, the Argentine Secretariat of Domestic Commerce indicated that it considered convenient to implement a price surveillance system to be implemented by the CNDC. YPF has challenged such resolution, which will be reviewed by a court. The Civil and Commercial Federal Court granted the appeal filed by YPF with suspensive effect, consequently the effects of Resolution No. 17/2012 were suspended until the legality or illegality of the Resolution is solved. Subsequently, the Argentinian Federal Government filed a federal extraordinary appeal, and YPF answered it. To date, the court granted the extraordinary appeal but has not yet been submitted to the supreme court.

On August 31, 2012, YPF was notified of the judgement of the mentioned Court, which declared the nullity of Resolution No. 17/2012, based on the lack of jurisdiction of the Argentine Secretariat of Domestic Commerce to issue a measure of that nature.

Decree No. 1,189/2012 of the National Executive Power, dated July 17, 2012, established that the jurisdictions and entities of the National public Sector included in section 8, subsection a) of Law No. 24,156 (National Administration, formed by the central administration and the decentralized agencies including the social insurance institutions) must contract with YPF the provision of fuels and lubricants for the fleet of official cars, boats and aircrafts, except in those cases which have the prior authorization of the Chief of the Cabinet of Ministers.

•	Through Resolution SCI 35/2013, published in the Official Gazette on April 10, 2013, the Secretariat of Domestic Commerce in use of powers conferred by law 20,680 determined a price cap for fuel at all service stations, which shall not exceed the highest outstanding price as of April 9, 2013 in each of the regions identified on the Annex of the Resolution and covering Argentina. Companies engaged in distillation, oil and derivatives marketing are in charge of reporting the highest price in each region. The fulfilment of that condition will be monitored by the Commission for Planning and Strategic Coordination of the National Plan of Hydrocarbons Investments. The resolution had an original term of six months and was extended for forty-five additional days by SCI Resolution 108/2013 published in the Official Gazette on October 10, 2013.

•	Regulatory requirements established by Decree No. 1,277/2012: On July 25, 2012, the executive decree of Law No. 26,741, Decree No. 1,277/2012, was published, creating the “Regulation of the Hydrocarbons Sovereignty Regime in the Argentine Republic”. Among other matters, the mentioned decree establishes: the creation of the National Plan of Investment in Hydrocarbons; the creation of the Commission for Planning and Coordination of the Strategy for the National Plan of Investment in Hydrocarbons (the “Commission”), which will elaborate on an annual basis, within the framework of the National Hydrocarbon Policy, the National Plan of Investment in Hydrocarbons; the National Registry of Investments in Hydrocarbons in which the companies undertaking activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels will have to register; and the obligation for the registered companies to provide their Plan of Investments every year before September 30, including a detail of quantitative information in relation to the activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels according to each company. Additionally, the mentioned companies will have to provide their plans in relation to the maintenance and increase of hydrocarbons reserves, including: a) an investment in exploration plan; b) an investment plan in primary hydrocarbons reserves recovery techniques; and c) an investment plan in secondary hydrocarbons reserves recovery techniques, which will be analyzed by the Commission; the Commission will adopt the promotion and coordination measures that may consider necessary for the development of new refineries in the National Territory, that may allow the growth in the local processing capacity in accordance with the aims and requirements of the National Plan of Investment in Hydrocarbons; in relation to prices, and accordingly to the Decree, for the purpose of granting reasonable commercial prices, the Commission will determine the criteria that shall govern the operations in the domestic market. In addition, the Commission will publish reference prices of each of the components of the costs and the reference prices for the sale of hydrocarbons and fuels, which will allow to cover the production costs attributable to the activity and to reach a reasonable margin of profit. Not complying with the dispositions included in the Decree and supplementary rules may result in the following penalties: fine, admonition, suspension or deregistration from the registry included in section 50 of Law No. 17,319; the nullity or expiration of the concessions or permits. Moreover, the mentioned Decree abrogates the dispositions of the Decrees No. 1,055/89, 1,212/89 and 1,589/89 (the “Deregulation Decrees”) which set, among other matters, the right to the free disposition of hydrocarbon production.

•	Other regulatory requirements: During 2005, the Secretariat of Energy by means of Resolution No. 785/2005 modified by Resolution No. 266/2008 of the Ministry of Federal Planning, Public Investment and Services, created the National Program of Hydrocarbons and its derivatives Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons and its derivatives warehousing-aerial tanks. The Company has begun to develop and implement a technical and environmental audit plan as required by the resolution.

•	Refining and Petroleum Plus Programs: Decree No. 2,014/2008 of the Department of Federal Planning, Public Investment and Services of November 25, 2008, created the “Refining Plus” and the “Petroleum Plus” programs to encourage (a) the production of diesel fuel and gasoline and (b) the production of crude oil and the increase of reserves through new investments in exploration and production. The programs entitle refining companies that undertake the construction of a new refinery or the expansion of their refining and/or conversion capacity and production companies that increase their production and reserves within the scope of the program to receive export duty credits to be applied to exports withholdings. In order to be eligible for the benefits of both programs, companies’ plans must be approved by the Argentine Secretariat of Energy.

During February 2012, by Note No. 707/2012, supplemented by Note No. 800/2012, both issued by the Secretariat of Energy, YPF was notified that the benefits granted under the “Refining and Petroleum Plus” programs had been temporarily suspended. The effects of the suspension also apply to benefits accrued and not yet redeemed by YPF at the time of the issuance of the Notes. The reasons alleged for such suspension are that the programs had been created in a context where domestic prices were lower than prevailing prices and that the objectives of those programs had already been achieved. On March 16, 2012, YPF has challenged this temporary suspension.

•	Repatriation of foreign exchange: During October, 2011, Decree No. 1,722/2011 was published and became effective as from such date. The mentioned decree provides that total export collections from operations by producers of crude oil or its derivatives, natural gas and liquefied gas, and companies which aim to develop mining projects, must be liquidated in the single and free-exchange market in accordance with the provisions of Article No. 1 of Decree No. 2,581 of April 10, 1964 (see Decree No 929/2013 below).

•	Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013: the Decree No. 929/2013 provides the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (the “Promotional Regime”), both conventional and unconventional, which will apply throughout the territory of the Republic of Argentina. Companies submitting “Investment Projects for the Exploitation of Hydrocarbons” (the “Project”) with the Commission, for its approval and inclusion in the Promotion Regime, must hold exploration permits and/or exploitation concessions granted by the Federal Government and/or the Provinces. If the company does not hold exploration permits and/or exploitation concessions, it must operate associated with a company that does hold such permit or concession rights, be duly registered at the “National Register of Hydrocarbons Investments” created by Federal Decree 1,277/2012, have submitted the “Annual Investment Plan” established by Federal Decree 1,277/2012 and the Project must involve the performance of a direct investment in foreign currency for an amount not lower than US$ 1 billion, calculated at the time of submission of the Project and to be invested during the first five years of the Project. The beneficiaries of the Promotion Regime shall enjoy in terms of Law N° 17,319 the following benefits: (i) the right to freely market abroad the 20% of the oil and gas produced in their Projects, at 0% export tax rate, (ii) the right to maintain abroad all the foreign currency proceeds of the aforementioned oil and gas exports, provided that, as a result of the relevant investment project, at least US$ 1 billion are transferred to the Argentine financial market; (iii) in periods in which domestic production of hydrocarbons is insufficient to cover domestic needs, the beneficiaries shall, from the 5th year of the start-up of their respective projects, be entitled to obtain, in relation to the 20% of oil and gas production that cannot be exported, a price not lower than the reference export price.

Additionally, the Decree creates the figure of the “Concession for the Unconventional Exploitation of Hydrocarbons”, which involves the extraction of liquid and/or gaseous hydrocarbon by unconventional stimulation techniques applied in fields located in geological formations of shale or slate rocks (shale gas or shale oil), tight sands (tight sands, tight gas, tight oil), coal seams (coal bed methane) and/or characterized, in general, by the presence of low-permeability rocks. The Decree recognizes that, in accordance with the provisions of Law No. 17,319, the companies that holds exploration and/or exploitation concessions, which were included in the Promotional Regime, will have the right to request a “Concession for the Unconventional Exploitation of Hydrocarbons”. Also the holders of a “Concession for the Unconventional Exploitation of Hydrocarbons”, may request the consolidation of an adjacent area held by the same title holders as a single “Concession for the Unconventional Exploitation” insofar they can establish the geological continuity of the adjacent areas.

•	Natural Gas Agreement: On December 2012, YPF and other gas producing companies of Argentina agreed with the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbon Investments (the “Commission”) to establish an incentive scheme for the Additional Injection (all gas injected by the companies above certain threshold) of natural gas. On February 14, 2013 Resolution 1/2013 of the Commission was published in the Official Gazette. This Resolution formally creates the “Natural Gas Additional Injection Stimulus Program”. Under this regulation, gas producing companies were invited to file Projects for increasing Total Natural Gas Injection (“the projects”) to the Commission, in order to receive an Increased Price of 7.50 US$/MBTU for all gas injected above certain threshold (Additional Injection). The Projects shall comply with minimum requirements established in Resolution 1/2013, and will be subject to approval consideration by the Commission. The Projects have a maximum term of five (5) years, renewable at the request of the beneficiary, and subject to the decision of the Commission. If the beneficiary company, for certain month, does not reach the compromised production increase of its project, approved by the Commission, it will have to compensate its failure to achieve the minimum total injection committed in such Project.

•	Agreements of extension of concessions

•	Province of Neuquén: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years (until November 2027) the concession for the exploitation of Loma La Lata – Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Argentine Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency Law.

Additionally, in 2008 and 2009, YPF entered into a series of agreements with the Province of Neuquén, to extend for ten additional years the term of the production concessions on several areas located in that province, which, as result of the above mentioned agreement, will expire between 2026 and 2027. As a condition for the extension of these concessions YPF undertook the following commitments, among others, upon the execution of the agreements: i) to make to the Province total initial payments of US$ 204 million; ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income according to the mechanisms and reference values established in each signed agreement and iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in the production concessions that are the purpose of the agreements in a total amount of US$ 3,512 million until the expiring date of the concessions;

On July 24, 2013, in order to make feasible the implementation of a non-conventional hydrocarbons project, YPF and the Province of Neuquén signed an Agreement under which the Province of Neuquén agreed to (i) separate from the Loma La Lata – Sierra Barrosa exploitation concession a surface area of 327,5 km2; (ii) incorporate such separated surface area into the surface area of the Loma Campana exploitation concession, forming a surface area of 395 km2 and (iii) extend the Loma Campana exploitation concession for a term of 22 years starting from the date of its expiration (until November 11, 2048). The commitments made by the Company are as follows: i) payment of US$ 20 million in consideration for the effect that the separation of surface from the Area Loma La Lata - Loma Campana has on the conventional production, payable within 15 days of the legislative ratification of the Agreement; (ii) payment of US$ 45 million on the Corporate Social Responsibility concept, payable during the years 2013/2014/2015; (iii) payment of 5% on the investment project profits after taxes, applicable as from December 2027; (iv) 50% reduction, as from August of 2012, of the subsidy applicable to the price of natural gas for the Methanol Plant according to the terms of the Commitment Act of 1998 signed between the Company and the Province of Neuquén; (v) the Company undertakes to make an investment of US$1 billion within a period of 18 months beginning on July 16, 2013; and vi) YPF commits to prioritize the recruitment of labor, suppliers and services based in Neuquén. The Province of Neuquén also agrees: i) not to apply Extraordinary Income (Windfall Profits) or Extraordinary Production Taxes and to maintain a 12% rate for hydrocarbon royalties; (ii) to apply a Turnover Tax rate not higher than 3% to the revenue generated in the Loma Campana concession; and (iii) to set the total sum of US$1,240 million as the tax base for Stamps Tax purposes. The Agreement was approved by Decree No. 1,208/13 and Law N° 2867.

•	Mendoza: In April 2011, YPF entered into an agreement with the province of Mendoza to extend for 10 years the term of certain exploitation concessions, and the transportation concessions located in the province, from the expiration of the original terms of the grant.

By signing the memorandum of agreement, YPF assumed certain commitments within which includes: (i) to make initial payments to the province of Mendoza in an aggregate amount of approximately US$ 135 million, on the date specified in the agreement; (ii) to pay the province of Mendoza an “Extraordinary Production Royalty” of 3% of the production of the areas included in the agreement. In addition, the parties agreed to make additional adjustments in the event of extraordinary income due to lower export duties or a higher monthly average price of crude oil and/or natural gas according to a mechanism and reference values established in the Memorandum of Agreement; (iii) to carry out exploration activities and make certain investments and expenditures in a total amount of US$ 4,113 million until the expiration of the extended term, as stipulated in the agreement; and; (iv) to make payments equal to 0.3% of the annual amount paid as “Extraordinary Production Royalty” in order to fund the purchase of equipment and finance training activities, logistics and operational expenses in certain government agencies of the province of Mendoza specified in the agreement, among others.

•	Santa Cruz: During November, 2012, YPF entered into an agreement with the province of Santa Cruz to extend for 25 years the term of certain exploitation concessions, from the expiration of their original terms.

By signing the memorandum of agreement, YPF assumed certain commitments within which include: (i) to make initial payments to the province of Santa Cruz in an aggregate amount of approximately of US$ 200 million, on the date specified in the agreement; (ii) to pay the province of Santa Cruz a Production Royalty of 12% plus an additional of 3% over the production of conventional hydrocarbons; (iii) to pay the province of Santa Cruz a Production Royalty of 10% over the production of unconventional hydrocarbons; (iv) make certain investments on the exploitation concessions, as stipulated in the agreement; (v) carry out exploration activities in the remaining exploration areas; (vi) to contribute with social infrastructure investments within the province of Santa Cruz in an amount equivalent to 20% of the amount of the extension royalty; (vii) define and prioritize a remediation plan of environmental liabilities with reasonable technical criteria and the extent of remediation tasks within the term of the concessions.

•	Salta: On October 23, 2012, YPF entered into an agreement with the province of Salta to extend for 10 years the original term of certain exploitation concessions from the expiration of their original terms.

YPF and associated signatory companies (Tecpetrol S.A., Petrobras Argentina S.A., Compañía General de Combustibles S.A. and Ledesma SAAI) by signing the Memorandum of Agreement took, among others, the following commitments: (i) conducting in area Aguaragüe, on the dates indicated in the agreement and during the first two years, the following investments: a minimum amount in development plans, involving the drilling of development wells (at least 3) and expansion of production facilities and treatment of hydrocarbons of US$ 36 million, (ii) YPF and each of the associated signatory companies will recognize for the province a special extraordinary contribution equal to 25% of the amount corresponding to royalties of 12% referred to in art. 59 and 62 of Law 17,319, (iii) YPF and each of the associated signatory companies will recognize for the province an additional payment to the special extraordinary contribution, only when conditions of extraordinary income are verified in the marketing of oil crude production and natural gas from the concessions, under price increase obtained by each party, from the sum of US$ 90/bbl in the case of crude oil production and the sum equivalent to 70% of import gas prices, (iv) YPF and each of the associated signatory companies will pay to the province, and in the proportion that corresponds to each one, a one-time sum of US$ 5 million in the concept of bonus extension, (v) YPF and the associated signatory companies undertake to make investments for a minimum amount of US$ 30 million in additional exploration work to be implemented in the concessions.

•	Tierra del Fuego: the Company has negotiated with the Executive Office of the province of Tierra del Fuego the terms in order to extend their concessions in such province. As of the date of issuance of these financial statements, the Negotiation Commission from Tierra del Fuego province its analyzing the negotiated conditions. The final agreement will be subsequently submitted to the final approval of the provincial Executive Office and the consideration from the Legislature from Tierra del Fuego province.

•	Agreements of project investments

•	On July 16, 2013, the Company and subsidiaries of Chevron Corporation (“Chevron”) signed an Investment Project Agreement (“the Agreement”) with the objective of the joint exploitation of unconventional hydrocarbons in the province of Neuquén. The Agreement contemplates an expenditure, subject to certain conditions, of US$ 1,240 million by Chevron for the first phase of work to develop about 20 km2 (the “pilot project”) (4,942 acres) of the 395 km2 (97,607 acres) corresponding to the area dedicated to the project, located in the aforementioned province and includes Loma La Lata Norte and Loma Campana area. This first pilot project includes the drilling of more than 100 wells.

Altogether with what has already been invested by the Company in the area, this new investments will result in a total investment of US$ 1,500 million in the pilot project, where 15 drilling rigs are currently operating and more than 10,000 barrels of oil equivalent per day are being extracted.

During September 2013, and upon the fulfillment of certain precedent conditions (among which is the granting of an extension of the Loma Campana concession maturity until 2048 and the unitization of that area with the sub-area Loma La Lata Norte), Chevron made the initial payment of US$ 300 million (which will have a guarantee of YPF for the next 90 days until the implementation of all documents needed to make the rest of the investment by Chevron, including YPF’s contribution of the 50% of the rights of the area involved in the project). This payment is recorded on the Balance Sheet as an advance payment within “Accounts payable”.

In a second stage, after finishing the pilot project, both companies expect to continue with the development of the area, sharing the investment 50% each.

The Agreement also includes, in a non-binding way, the subsequent definition of terms and conditions for the joint exploration of unconventional hydrocarbons in the provinces of Neuquén and Mendoza.

•	On September 23, 2013, the Company, Dow Europe Holding B.V. and PBB Polisur S.A., (hereinafter, collectively, “Dow”) signed an agreement (the “Agreement”), which contemplates an expenditure by both parties of up to US$ 188 million which will be directed towards the joint exploitation of an unconventional gas pilot project in the Province of Neuquén, of which Dow will provide up to US$ 120 by means of a financing agreement convertible into a participation in the project, which contemplates a first phase of work during which 16 wells will be drilled.

If Dow exercises the conversion option, YPF would contribute 50% of its participation in the “El Orejano” area, which comprises a total area of 45 km2 (11,090 acres) in the Province of Neuquén and a 50% interest in a joint venture to be formed for the exploitation of this area. If Dow does not exercise the option, the parties have agreed on the repayment conditions of the financing agreement, over a term of five years.

As of September 30, 2013 the Company has received the first payment of the aforementioned transaction, amounting US$ 30 million, which has been recorded within “Noncurrent Loans” in the Company’s Balance Sheet.

•	Principal rules applicable to MetroGAS activities: the natural gas distribution system is regulated by Law No. 24,076 (the “Gas Act”) that, together with Decree No. 1.738/92, issued by the Executive Power, others regulatory decrees, the specific bidding rules (“Pliego”), the Transfer Agreement and the License, establishes the Regulatory Framework for MetroGAS’ business. Under the License, MetroGAS is entitled to render the public service of gas distribution for a term of 35 years (for which MetroGAS may require- upon expiration - its extension for an additional 10-year term, subject to ENARGAS evaluation and approval).

The License, the Transfer Agreement and the regulations issued pursuant to the Gas Act establish requirements regarding the quality of service, capital investment, restrictions on transfer and encumbrance on assets, cross-ownership restrictions among producers, transporters and distributors, and MetroGAS stock transfer.

The Gas Act and the License created ENARGAS as regulatory entity to administer and enforce the Gas Act and the applicable regulations. In this order, the tariffs for the gas distribution service were established by the License and are regulated by ENARGAS. The Public Emergency Law enacted in 2002 decreed the suspension of the periodical revision of the tariff regime established in the License.

MetroGAS management is currently under a renegotiation process with the National Government to adapt certain terms of the License in order to counteract the economic and financial situation that affects at company. As of the date of issuance of these financial statements it is neither possible to predict the outcome of the aforementioned process of renegotiation nor the effect it will have on MetroGAS’s economic and financial situation.

The Company is committed with third parties under commercial contracts to purchase services and goods (such as LPG, electricity, gas, oil and steam), which as of December 31, 2012 amounted to 9,992. Additionally, exist commitments to carry out exploration activities and to make certain investments and expenditures until the expiration of some of the Company’s concessions that amounted to 122,460 as of December 31, 2012, which includes the commitments for concessions extensions mentioned in the paragraphs above.

12.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

The different segments in which the Company is organized have in consideration on the different activities from which the Company obtains income and incurs expenses. The mentioned organizational structure is based on the way in which the highest authority in the operational decision-making process analyzes the main financial and operating magnitudes while making decisions about resource allocation and performance assessment, also considering the business strategy of the Company.

The company has recently organized its reporting structure grouping the “Chemical” and “Refining and Marketing” segments in a new and unique segment named “Downstream”. The structure above mentioned is mainly due to the common and/or shared strategy, to both businesses converge, considering the synergies generated between them, from fuel maximization approach offered to the market, in terms of volume and quality. Accordingly, the Company has adequate comparative information for the year 2012 and according to the aforementioned change.

In this line, the new reporting segment structure, taking into account the criteria established by IFRS 8, is as follows: the exploration and production, including contractual purchases of natural gas and purchase of crude oil arising from service contracts and concession obligations, as well as crude oil and natural gas intersegment sales (“Exploration and Production”); the refining, transport, purchase of crude oil and natural gas to third parties and intersegment sales, and marketing of crude oil, natural gas, refined products, petrochemicals, electric power generation and natural gas distribution (“Downstream”); and other activities, not falling into these categories, are classified under “Corporate and Other”, principally including corporate administrative expenses and assets, construction activities and the environmental remediation according to the controlled company YPF Holdings (see Note 3).

Sales between business segments were made at internal transfer prices established by the Company, which generally seek to approximate to market prices.

Operating income (loss) and assets for each segment have been determined after intersegment adjustments.

	Exploration and Production	Downstream		Corporate and Other	Consolidation Adjustments		Total
For the nine-month period ended on September 30, 2013
Revenues from sales	2,815	61,417		587	—		64,819
Revenues from intersegment sales	27,209	731		1,501	(29,441	)(1)	—

Revenues	30,024	62,148		2,088	(29,441)		64,819

Operating income (loss)	4,595	3,954		(1,081)	(128)		7,340
Loss (income) on investments in companies	(12)	89		—	—		77
Depreciation of fixed assets	6,689	967		133	—		7,789
Acquisitions of fixed assets	15,934	2,797	(2)	213	—		18,944
Assets	58,485	43,505		10,568	(1,288)		111,270

	Exploration and Production	Downstream	Corporate and Other	Consolidation Adjustments	Total

For the nine-month period ended on September 30, 2012
Revenues from sales	496	47,120	696	—	48,312
Revenues from intersegment sales	22,583	791	900	(24,274)	—

Revenues	23,079	47,911	1,596	(24,274)	48,312

Operating income (loss)	4,508	2,898	(1,668)	319	6,057
Income on investments in companies	—	98	—	—	98
Depreciation of fixed assets	5,084	760	117	—	5,961
Acquisitions of fixed assets	7,068	2,507	140	—	9,715
As of December 31, 2012
Assets	41,980	30,901	8,031	(963)	79,949

(1)	Correspond to the elimination of income between segments of the group YPF.
(2)	Investment in fixed assets net of increases corresponding to GASA at the date of the acquisition and YPF Energía Eléctrica at the date of spin-off (see Note 13).

The distribution of revenues by geographic area for the nine-month periods ended September 30, 2013 and 2012, and fixed assets by geographic area as of September 30, 2013 and December 31, 2012, are as follows:

	Revenues for the nine-month periods ended on September 30,		Fixed assets as of
	2013	2012	September 30, 2013	December 31, 2012
Argentina	55,519	42,871	79,235	56,779
Mercosur and associated parties	5,037	2,781	23	24
Rest of America	3,110	1,957	223	168
Europe	1,153	703	—	—

Total	64,819	48,312	79,481	56,971

In addition to the Note 6 disclosures, as of September 30, 2013, no external client represents 10% or more of the Company’s revenue from its ordinary activities.

13.	BUSINESS COMBINATIONS

•	GASA

As mentioned in Note 1.a), during May 2013, the Company, through its subsidiary YPF Inversora Energética S.A. took control of GASA (controlling company of MetroGAS), by acquiring shares representing a 54.67% interest in GASA. Prior to this acquisition, the Company through its interest in YPF Inversora Energética S.A. owned 45.33% of the capital of GASA.

The main characteristics of the transaction, as well as information to enable users of the financial statements to assess the nature and financial effects of the business combination resulting from the aforementioned operation, as IFRS requires are described below.

Name and description of the

acquired entity:

GASA is the parent company of MetroGAS, company awarded with the license for the distribution of natural gas in the City of Buenos Aires and southern suburbs of Buenos Aires Province.

GASA owns 70% equity interest of MetroGAS by holding all of the class “A” representing a stake of 51% in capital, and class “B” shares representing a stake of 19% in capital.

MetroGAS provides distribution services to approximately 2.2 million customers within its service area (city of Buenos Aires and eleven municipalities in the south of Buenos Aires).

The acquisition date, the percentage

acquired and primary reasons for the acquisition:

The Company has fulfilled with the obligations arising from the purchase agreement, which corresponded to the payment of the balance of the purchase price, during May 2013. As a result of the transaction (which includes shares representing 54.67% stake in GASA), the Company controls 100% of GASA.

As described in Resolution 1/2566 D from Enargas, the operation is expected to result in a substantial benefit to customers of the distribution company as a consequence of applying to MetroGAS a responsible management, not only in economic and financial matters, but also taking social principles upon which the welfare of current and future generations.

The acquisition-date fair value of the

total consideration transferred and

the acquisition-date fair value of each main asset:

The price of the above operation (acquisition of shares representing 54.67% stake in GASA) was US$ 9.7 million, which implies a total value for the 100% of the participation in GASA of approximately US$ 17.7 million, which approximates the fair value of the net assets and liabilities of the acquired company.

Below are the fair values of the main assets and liabilities of the acquired company (values at 100% interest), which have been incorporated into the Company’s balance sheet as of the acquisition date:

Cash and equivalents	143
Trade receivables	318
Other receivables and other assets	23
Fixed assets	1,788
Provisions	104
Loans	879
Accounts payables	461
Social security and other taxes payables	102
Deferred income tax liabilities	328
Income tax liability	12

Additionally, non-controlling interest amounted to 178 as of the date of acquisition, corresponding to the 30% interest in MetroGAS.

Prior to the transaction, the carrying value of the interest in GASA amounted to zero. As a consequence of the acquisition, remeasurement of shares in GASA to fair value generated a gain of approximately 136, which has been recorded under “Income on investments in companies” account in the comprehensive income statement of the Company for the nine-month period ended September 30, 2013.

Income and expenses from ordinary activities of GASA since the acquisition date included in the financial statements of the Company for the period:
	Revenues	901
	Cost of sales	(655)
	Gross profit	246
	Other operating expenses	(150)
	Operating income	96
	Financial income (expense), net	(159)
	Income tax	2
	Net loss for the period	(61)

Income and expenses from ordinary activities of GASA since the beginning of the current period and until September 30, 2013:
	Revenues	1,387
	Cost of sales	(1,037)
	Gross profit	350
	Other operating expenses	(278)
	Operating income	72
	Financial income (expense), net	887 (1)
	Income tax	(274)
	Net income for the period	685

(1)	Includes the gain as a result of debt restructuring of MetroGAS and GASA prior to the acquisition date (see Note 2.i) for a total amount of 1,141.

•	YPF Energía Eléctrica SA

On June 4 2013, the Company, Pluspetrol Resources Corporation BV (“PPRC”) and Pluspetrol Energy SA (“PPE”) signed an agreement to carry out a spin off PPE, without dissolving it, and allocate part of their assets to create a new spun off company.

This spin off was done with effective date on August 1, 2013 and as a consequence, YPF Energía Eléctrica SA was created (spun off company), on which the Company directly or indirectly holds 100% interest and the Company withdrew its participation in PPE.

As a result of the spin off, YPF Energía Eléctrica SA maintained the electric generation business, previously operated by PPE, and a 27% interest in Ramos Consortium.

The main characteristics of the transaction, as well as information to enable users of the financial statements to assess the nature and financial effects of the business combination resulting from the aforementioned operation as IFRS requires, are described below.

Name and description of the

parent company:

Pluspetrol Energy S.A. On July 31, 2013, the Company had 45% interest on its capital.

Name and description of the

spun off company:

YPF Energía Eléctrica SA. The main goal of this company is the electric generation business operating two power plants in the province of Tucuman, plus a 27% interest in the Ramos Consortium dedicated to the Exploration and Production of Hydrocarbons.

The spin off date:

July 31, 2013

Fair value of the consideration transferred and fair value of the main assets of the acquisition:

The fair value of the net assets and liabilities transferred to the company’s spin off process, amounted to 485. Below are the main items:

Trade receivables	65
Other receivables and other assets	71
Fixed assets	638
Accounts payables	77
Loans	52
Social security and other taxes payables	50
Deferred income tax liabilities	106
Other Liabilities	4

Prior to the transaction, the carrying amount of the investment in PPE was 350 and the Company maintained a 115 translation difference reserve in relation with the mentioned investment. As a consequence of the spin-off, the fair value of the assets and liabilities emerging from the spin-off of Pluspetrol Energy S.A. generated a gain of approximately 20, that was recorded under the “Income on investments in companies” account in the comprehensive income statement of the Company for the nine-month period ended September 30, 2013.

Income and expenses from ordinary activities of YPF Energía Eléctrica since the acquisition date included in the financial statements of the Company for the period:

Revenues	101
Cost of sales	(54)
Gross profit	47
Other operating expenses	4
Operating income	51
Financial income (expense), net	(2)
Income tax	(19)
Net income for the period	30

14.	SUBSEQUENT EVENTS

As of the date of the issuance of these financial statements, there are no significant subsequent events that require adjustments or disclosure, in the financial statements of the Company as of September 30, 2013, which were not already considered in such financial statements according to IFRS.

These consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on November 5, 2013.

MIGUEL MATIAS GALUCCIO
President

Exhibit I

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

CONSOLIDATED COMPANIES, JOINT VENTURES AND AFFILIATED

(amounts expressed in millions of Argentine pesos, except where otherwise indicated – Note 1.b.1)

a) Consolidated companies(12)

	2013
					Information of the issuer
	Description of the Securities						Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital Stock		Income (Loss)	Equity	Holding in Capital Stock
Controlled companies:
YPF International S.A.(8)	Common	Bs.	100	2,512,290	Investment	Calle La Plata 19, Santa Cruz de la Sierra, República de Bolivia	12-31-11	154		—	333	99,99%
YPF Holdings Inc.(8)	Common	US$	0.01	810,614	Investment and finance	1330 Lake Robbins Drive, Suite 300, The Woodlands, Texas, U.S.A.	09-30-13	4,679		(197)	(1,089)	100,00%
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	09-30-13	163		132	330	99,99%
A-Evangelista S.A.	Common		$1	8,683,698	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	09-30-13	9		(16)	45	100,00%
YPF Servicios Petroleros S.A.	Common		$1	47,500	Wells drilling and/or reparation services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-11		(10)	30	39	100,00%
YPF Inversora Enérgetica S.A.(9)	Common		$1	3,061,629	Investment	Macacha Güemes 515, Buenos Aires, Argentina	03-31-13	22		40	55	100,00%
YPF Energía Eléctrica S.A.(13)	Common		$1	30,006,540	Exploration, development, industrialization and marketing of hydrocarbons, and generation, transportation and marketing of electricity	Macacha Güemes 515, Buenos Aires, Argentina	—	—		—	—	100,00%
YPF Chile S.A.(8)	Common	—	—	44,830,709	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322, Módulo B1, Quilcura, Santiago	12-31-12	50		6	70	100,00%

b) Companies valued using the equity method

	2013
								Information of the issuer
	Description of the Securities									Las Financial Statements Available						December 31, 2012
Name and Issuer	Class	Face Value		Amount	Book Value(3)		Cost(2)	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock		Book Value(3)
Joint Ventures:
Compañía Mega S.A.(6)(8)	Common		$1	77,292,000	95		—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	06-30-13	203	2	555	38.00%		199
Profertil S.A.(8)	Common		$1	391,291,320	928		—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3°, Buenos Aires, Argentina	06-30-13	783	190	1,138	50.00%		818
Refinería del Norte S.A.	Common		$1	45,803,655	303		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	03-31-13	92	33	646	50.00%		294

					1,326		—									1,311

Affiliated Companies:
Oleoductos del Valle S.A.	Common		$10	4,072,749	70	(1)	—	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	09-30-13	110	—	201	37.00%		67	(1)
Terminales Marítimas Patagónicas S.A.	Common		$10	476,034	58		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	06-30-13	14	5	180	33.15%		58
Oiltanking Ebytem S.A.(8)	Common		$10	351,167	51		—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina	06-30-13	12	21	123	30.00%		44
Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1	15,579,578	15		—	Gas transportation by pipeline	San Martín 323, P. 13º, Buenos Aires, Argentina	12-31-12	156	102	192	10.00%		6
Central Dock Sud S.A.	Common		$0.01	2,822,342,992	—	(7)	46	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P. 16°, Buenos Aires, Argentina	12-31-12	356	(140)	91	9.98	%(5)	—	(7)
Inversora Dock Sud S.A.	Common		$1	103,501,823	22		193	Investment and finance	Pasaje Ingeniero Butty 220, P. 16°, Buenos Aires, Argentina	12-31-12	241	(78)	183	42.86%		71
Pluspetrol Energy S.A.(11)	—		—	—	—		—	—	—	—	—	—	—	—		344
Oleoducto Trasandino (Argentina) S.A.	Preferred		$1	27,018,720	14		—	Oil transportation by pipeline	Macacha Güemes 515, P. 3°, Buenos Aires, Argentina	06-30-13	34	4	41	38,00%		12
Other companies:
Others(4)	—	—	—	—	14		40	—	—	—	—	—	—	—		13

					244		279									615

					1,570		279									1,926

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	Cost net of cash dividends and stock redemption.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting methods.
(4)	Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I.,Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A. and Bioceres S.A.
(5)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	Holding in negative shareholders’ equity as of September 30, 2013 and December 31, 2012, was disclosed in “Accounts payable” after adjustments in shareholders’ equity to conform to YPF accounting methods.
(8)	The U.S. dollar has been defined as the functional currency of this company.
(9)	The Company has directly and indirectly a 100% interest in GASA, which owns 70% of the capital stock of MetroGAS (see Note 13).
(10)	No value is exposed as the carrying value is less than 1.
(11)	The company has been spun-off (see Note 13).
(12)	Additionally, YPF Services USA Corp., Eleran Inversiones 2011 S.A.U., Energía Andina S.A., Compañía Minera Argentina S.A., YPF Perú SAC, YPF Brasil Comercio Derivado de Petróleo Ltd., YPF Tecnología S.A., Wokler Investment S.A., YPF Colombia S.A. and Compañía de Hidrocarburos No Convencional S.R.L. have been consolidated.
(13)	Company created as a consequence of the spin-off of Pluspetrol Energy S.A. (see Note 13).

MIGUEL MATIAS GALUCCIO
President

Exhibit II

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

INTEREST IN JOINT OPERATIONS AND OTHER AGREMENTS

As of September 30, 2013, the main exploration and production joint operations and other agreements in which the Company participates are the following:

Name and Location	Ownership Interest	Operator

Acambuco Salta	22.50%	Pan American Energy LLC
Aguada Pichana Neuquén	27.27%	Total Austral S.A.
Aguaragüe Salta	53.00%	Tecpetrol S.A.
CAM-2/A SUR Tierra del Fuego	50.00%	Enap Sipetrol Argentina S.A.
Campamento Central / Cañadón Perdido Chubut	50.00%	YPF S.A.
Consorcio CNQ 7/A La Pampa and Mendoza	50.00%	Pluspetrol Energy S.A.
El Tordillo Chubut	12.20%	Tecpetrol S.A.
La Tapera y Puesto Quiroga Chubut	12.20%	Tecpetrol S.A.
Llancanelo Mendoza	51.00%	YPF S.A.
Magallanes Santa Cruz, Tierra del Fuego and National Continental Shelf	50.00%	Enap Sipetrol Argentina S.A.
Palmar Largo Formosa and Salta	30.00%	Pluspetrol S.A.
Puesto Hernández Neuquén and Mendoza	61.55%	Petrobras Energía S.A.
Ramos Salta	42.00%	Pluspetrol Energy S.A.
San Roque Neuquén	34.11%	Total Austral S.A.
Tierra del Fuego Tierra del Fuego	30.00%	Petrolera L.F. Company S.R.L.
Yacimiento La Ventana – Río Tunuyán Mendoza	60.00%	YPF S.A.
Zampal Oeste Mendoza	70.00%	YPF S.A.
Neptune EEUU	15.00%	BHPB Pet (Deepwater) Inc.

MIGUEL MATIAS GALUCCIO
President

Exhibit III

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

MONETARY ASSETS AND LIABILITIES DENOMINATED IN CURRENCIES OTHER THAN ARGENTINA PESOS

INFORMATION REQUIRED BY ARTICLE 63 OF LAW No. 19,550

(amount expressed in million)

Account	Foreign currency and amount				Exchange rate in pesos as of 09-30-13		Value in pesos as of 09-30-13
	12-31-2012		09-30-2013
Noncurrent Assets
Other receivables and advances	US$	80	US$	83	5.75	(1)	477
	UYU	26	—	—	—		—
	—	—	SOL	2	2.15	(1)	4

Total noncurrent assets							481

Current Assets
Trade receivables	US$	176	US$	156	5.75	(1)	897
	UYU	2	UYU	8	0.26	(1)	2
	CLP	5,839	CLP	7,579	0.01	(1)	76
Other receivables and advances	US$	113	US$	196	5.75	(1)	1,127
		€3		€—	—	(1)	—
	UYU	105	UYU	52	0.26	(1)	14
	BOP	6	BOP	6	0.82	(1)	5
	—	—	CLP	2,297	0.01	(1)	23
Cash and equivalents	US$	98	US$	97	5.75	(1)	558
	BOP	33	BOP	5	0.82	(1)	4
	CLP	997	CLP	1,647	0.01	(1)	17
	UYU	50	UYU	—	—		—

Total current assets							2,723

Total assets							3,204

Noncurrent Liabilities
Provisions	US$	1,233	US$	1,479	5.79	(2)	8,563
Salaries and social security	US$	3	US$	1	5.79	(2)	6
Loans	US$	1,087	US$	1,682	5.79	(2)	9,739
Accounts payable	US$	5	US$	50	5.79	(2)	289

Total noncurrent liabilities							18,597

Current Liabilities
Provisions	US$	58	US$	86	5.79	(2)	498
Other taxes payable	—	—	UYU	9	0.30	(2)	3
	—	—	CLP	1,530	0.01	(2)	15
Salaries and social security	US$	1	US$	1	5.79	(2)	6
	UYU	9	UYU	10	0.30	(2)	3
Loans	US$	736	US$	652	5.79	(2)	3,775
Accounts payable	US$	1,479	US$	1,703	5.79	(2)	9,860
		€48		€38	7.83	(2)	298
	UYU	74	UYU	27	0.30	(2)	8
	BOP	53	BOP	40	0.86	(2)	34
	CLP	4,994	CLP	7,446	0.01	(2)	75

Total current liabilities							14,575

Total liabilities							33,172

(1)	Buying exchange rate.
(2)	Selling exchange rate.

MIGUEL MATIAS GALUCCIO
President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 13, 2013	By:	/s/ Gabriel E. Abalos
	Name:	Gabriel E. Abalos
	Title:	Market Relations Officer

3